Anthem® Inc

2001 Annual Report

Taking Great Strides



Contents

Financial Highlights

($ in Millions, Except Per Share Data)

	2001	% Change vs. 2000	2000	% Change vs. 1999	1999
Operating Results					
Operating revenue	$10,120.3	18%	$ 8,543.5	40%	$ 6,080.6
Operating gain[1]	319.5	74%	184.1	546%	28.5
Net income	342.2	51%	226.0	403%	44.9
Earnings Per Share[1]					
Basic income from continuing operations	$ 3.31	51%	$ 2.19	347%	$ 0.49
Diluted income from continuing operations	3.30	51%	2.18	345%	0.49
Balance Sheet Information					
Total assets	$ 6,276.6	10%	$ 5,708.5	19%	$ 4,816.2
Total liabilities	4,216.6	11%	3,788.7	20%	3,155.3
Total shareholders' equity[1]	2,060.0	7%	1,919.8	16%	1,660.9
Members (000s)[1]					
Midwest	4,854	9%	4,454	5%	4,253
East	2,260	8%	2,093	50%	1,397
West	769	29%	595	22%	486
Total	7,883	10%	7,142	16%	6,136

[1] *Refer to footnotes to Selected Consolidated Financial and Other Data on page 17 of this Annual Report to Shareholders.*

Total Membership
(000s)


6,136
7,142
7,883
1999
2000
2001

Operating Revenue
($ in millions)


$6,080.6
$8,543.5
$10,120.3
1999
2000
2001

Operating Gain
($ in millions)


$28.5
$184.1
$319.5
1999
2000
2001

*Comparison of Cumulative Total Return**


Anthem, Inc.
MS Healthcare Payor Index
S&P 500 Index
121.0
108.9
108.6
10/30/01
12/31/01

* *Total return based on $100 initial investment and reinvestment of dividends.*




Anthem.
ATH
LISTED
NYSE
OCTOBER
30
TUESDAY
ATH
NYSE

Anthem, Inc. board members and leadership team celebrate the closing of Anthem's first day of trading from the bell podium at the New York Stock Exchange.

To Our Shareholders:

October 30, 2001, was a milestone for Anthem as the "ATH" symbol moved across the New York Stock Exchange ticker for the first time.

The completion of our demutualization and the very successful Initial Public Offering of Anthem, Inc. stock was a reaffirmation that Anthem is a strong, vibrant company positioned to be even more successful in the future. We are proud that our IPO was received enthusiastically by the investment community and was the 23rd largest IPO in history. We view the conversion to a public company as another "great stride" as we meet the needs of our customers and our shareholders.

By becoming a public company and establishing our access to the public capital markets, we have increased our flexibility to grow our business. In addition, we can further improve and expand our service performance and quality initiatives, accelerate the development of innovative new products, new technologies and eBusiness capabilities, and improve our financial performance.

Our corporate structure has changed, but our goals and commitments have not. We have demonstrated that Anthem is both one of the nation's largest diversified health benefits organizations and an industry leader. All of the key metrics used to judge our performance continued to show steady improvement.

The health benefits industry continues to consolidate, and we remain focused on growing internally, as well as through acquisition. Membership growth was strong in 2001. We now serve 7.9 million members, a 10-percent increase over 2000 on a same-store basis. This growth is due to recognizing and meeting the needs of our diverse customer base with competitively priced products. As the exclusive Blue Cross Blue Shield licensee in eight states, we offer products that carry the most respected brand in health care. This was evident in the growth of our national account business, which benefited from the unique advantages of the Blue Cross and Blue Shield Association's BlueCard program.

We already hold a leading market position in seven of our eight states, yet we continue to see growth opportunities. In addition, our Specialty product lines are also positioned to offer new opportunities to provide a wide variety of ancillary employee benefits to our existing customers.

All key financial measurements improved over the previous year. Net income, excluding net realized gains and non-recurring items, increased 51 percent to $314.1 million, or $3.03 per share, for fiscal year 2001. This compares with $209.1 million, or $2.01 per share, in 2000. Operating revenue increased 18 percent over 2000. Operating gain – which reflects operating revenue less administrative and benefit costs – rose by 74 percent. These results clearly demonstrate our disciplined approach to reducing administrative costs, managing benefit costs and growing and retaining membership through competitively priced products.

Our improved financial results led to the upgrading of our credit ratings, and we arranged new



Larry C. Glasscock (left), President and Chief Executive Officer, and L. Ben Lytle, Chairman.

credit facilities to provide appropriate liquidity to fund our future operations.

Our overall performance is an outcome of providing the products our customers need and value. Health care quality and customer service continued to show improvement as recognized by third parties. *Fortune* magazine recognized Anthem as one of the 10 most admired health care companies in America. All of our states that sought accreditation from the National Committee for Quality Assurance (NCQA) have received it. NCQA is the nation's most respected independent managed care-accrediting organization.

These accomplishments would not have been possible without our nearly 15,000 associates, whose commitment to operational excellence, customer service and quality improvement was essential to our performance and successful conversion to a public company.

Our strategy of growing through acquisition continued with our proposed affiliation with Blue Cross and Blue Shield of Kansas. Although that proposed transaction was approved unanimously by the Kansas plan's board of directors in the fall of 2001, and approved by the policyholders in January 2002, the Kansas Insurance Commissioner chose to disapprove the transaction. On February 19, 2002, the Board of Directors of Blue Cross and Blue Shield of Kansas voted unanimously to appeal that decision. We will be joining the Kansas plan leadership in that appeal.

Customers benefit from successful consolidation of Blue Cross and Blue Shield Plans, which brings efficiencies of size and scale to operations. But, Anthem understands that health care is an inherently local business and allows local managers to retain control over functions that touch customers directly. This consolidation strategy is unique in our industry. As a result, we believe Anthem is the most successful consolidator in the health benefits industry.

To support our strategy, we continued to make significant investments in our information and operating systems. Systems consolidation efforts are producing administrative cost reductions and operating efficiencies. We expanded our eBusiness capabilities and redesigned our website, **www.anthem.com**, to serve as the gateway to improved service and access to health information for our customers. Equally important was our progress in electronic commerce with physicians, hospitals and brokers.

We were able to grow and improve performance despite a national health care environment that was challenging.

Significant health care cost increases were driven by outpatient and inpatient hospital costs, physician costs and the cost of and use of prescription drugs. We enjoyed some success in addressing cost and quality issues by focusing on them internally and in cooperation with others providing health benefits. For example:

- Anthem Prescription Management addressed the rising cost of prescription drugs through innovative tiered pharmacy benefit programs that encourage the use of drugs that are both clinically appropriate and cost-effective.
- Our clinical efforts expanded under the leadership of our chief medical officer. Our locally based clinical staffs developed medical management programs that promote better-quality, more cost-effective health care.
- We remain committed to the Coalition for Affordable Quality Healthcare, a cooperative effort founded by 26 leading health insurers and associations working to improve care, keep health care affordable and simplify administration and processes for customers and physicians.

We addressed a sometimes-chaotic legislative and regulatory environment at the national and state levels. Congress and state legislatures debated proposed new mandates and regulations, but large and small businesses are concerned that these well-meaning efforts make it more difficult to provide their employees with affordable health care benefits.

As we look ahead to 2002, our mission remains firm: To improve the health of the people we serve. We believe we can achieve this mission, grow our business, provide customers with affordable benefit programs and increase value to shareholders because of our unique strengths, which are:

- Diversity in products, geography and customer mix;
- Affiliation with the Blue Cross and Blue Shield brand;
- Discipline in underwriting, medical cost management, expense control and integration of operations;
- Momentum in financial performance; and
- Growth opportunities in each of our markets.

These strengths, combined with the dedication of our associates and a relentless focus on a proven business strategy, should enable us to take many more "great strides" in the future.

L. Ben Lytle
Chairman

Larry C. Glasscock
President and
Chief Executive Officer



Key members of our senior management team are, from left to right (front): Larry Glasscock, Michael Smith, Marjorie Dorr (seated), David Frick and Caroline Matthews. From left to right (back): Jane Niederberger, Samuel Nussbaum, M.D., Michael Houk, Keith Faller and John Murphy.

Taking Great Strides: A year of growth, change and success

In 2001, Anthem experienced **growth**, as our membership climbed to 7.9 million members; **change**, as we successfully completed our demutualization and became a publicly traded company; and **success**, as we continued to work toward our goal of becoming one of the nation's largest and best health benefits companies.

Throughout the year, in everything we did, we maintained a strong focus on fulfilling our mission: To improve the health of the people we serve. We took great strides working with our network physicians and hospitals to improve the quality of care and service our members received and, in a broader sense, contributing to the health and well-being of the states and communities we serve. As a result of our focus, we also increased value for our shareholders.

Our work revolved around a series of operating imperatives that we continued to address successfully, allowing us to reach and frequently exceed our goals for the year.



Taking Great Strides: Growing our enrollment

In 2001, new customers chose Anthem as their health plan and more than 90 percent of our existing customers renewed their Anthem plans. As a result, we increased enrollment in each of our regions – Anthem East, Anthem Midwest and Anthem West.

Membership by Region
(000s)


4,253
4,454
4,854
1,397
2,093
2,260
486
595
769
1999
2000
2001
1999
2000
2001
1999
2000
2001
Midwest*
East
West

* Excludes TRICARE

At year's end, through growth within our existing customer base, our membership reached 7.9 million, an increase of 10 percent over 2000 on a same-store basis. This makes Anthem Blue Cross and Blue Shield the fifth largest publicly traded health plan in the nation. We attribute our strong continued growth to a number of factors: the strength of our brand; our attractive, flexible and competitively priced product offerings; the quality and accessibility of our provider networks; the dedication of our nearly 15,000 associates; our customer-attentive service; and our emphasis on improvements to the quality of care our customers and their families receive.

We also attribute part of our growth to our affiliation with the Blue Cross Blue Shield nationwide system known as the BlueCard program. Anthem Blue Cross and Blue Shield has become a national leader in BlueCard membership. BlueCard offers customers seamless access to the Blue Cross Blue Shield national network of health care providers and allows members to receive care and customer service when they travel or are living outside their home plan's service area.



Specialty Business: Moving toward total benefits

As customers continued to seek "one-stop" solutions to employee benefit needs, Anthem's Specialty Business Unit took great strides toward making Anthem a total benefits organization. We are expanding the reach of existing product offerings and establishing the groundwork for even more significant growth in the years ahead.

Development of the Specialty Business Unit is a high priority, because it meets marketplace demands while providing us with future opportunity to build shareholder value.

Specialty Business 2001 highlights:

- Anthem Prescription Management, our pharmacy benefit management company, now serves about 85 percent of all Anthem groups that have the option of selecting a pharmacy benefit manager, and is now providing service to customers in all eight Anthem states.
- Our dental benefits company began building provider networks in the Anthem East states and converted nearly 500,000 members in Anthem Midwest to a new, more efficient operating system.
- We consolidated all of our life insurance operations under a single organization, Anthem Life, and began converting to a new, flexible and more efficient operating system.
- We began building our vision care operation by appointing new, experienced and capable leadership. The development of our vision care business began in all regions and provider networking was completed in Anthem West.
- We began developing our Voluntary Worksite Products line, which ultimately will give our customers access to a full line of non-health related insurance products, including auto, home, universal life and long-term care.
- We reconfigured our distribution system, combining sales and marketing into a single entity to create a "one-stop" shop that makes our customers' employee benefit purchases more efficient and convenient.



"I strive to embody those values that will make Anthem the premier health benefits company in the United States. In my daily activities, I try to demonstrate the core values of leadership, performance, teamwork, integrity, innovation, customer focus, and respect for people and community service."

Robb Johnston
Account Executive, Group Sales
Denver, Colorado



Taking Great Strides:
Reducing our administrative costs

Managing administrative costs – those expenses related to the operational functions of our business – remained a major focus for Anthem.

We were successful in containing these costs in 2001, even as we maintained strong growth and made progress on the integration of newly acquired operations. Keeping expenses flat for our shared services model, where important functions such as legal, human resources, communications, finance, facilities management and purchasing are shared by the entire organization, was a key element of our success. For the year, our consolidated administrative expense ratio was 19.6 percent, an improvement of 160 basis points over 2000, when administrative expenses were 21.2 percent of operating revenues.

We take great pride in progress made with the integration of our recent acquisitions and with process improvements made possible by the introduction of new technology in each of our regions. Our progress in advancing our technological capabilities propelled us from 444th to 159th in *Information Week* magazine's annual survey of the nation's largest, most innovative organizations. *Information Week* also presented Anthem with medals in business practices, technology, eBusiness strategies and customer knowledge. As we continue to consolidate our operating systems and improve our processes, we anticipate further improvement in administrative costs, an important measure of our financial performance.

Taking Great Strides: Optimizing the cost of health care

With health care costs increasing at double-digit levels in 2001, Anthem focused on measures to carefully manage and optimize the cost of quality health care for our members. We were pleased to be able to reduce slightly Anthem's consolidated benefit expense ratio in 2001 compared to 2000, despite continued increases in the cost of care. While managing very broad provider networks – usually the broadest networks in our markets – we were able to maintain very favorable contract arrangements. In addition, our integrated pharmacy benefit management company, Anthem Prescription Management, helped us manage our drug expenses.

We continued to develop innovative, effective disease management initiatives to optimize the cost of care while helping members better manage chronic health conditions. Disease management programs – developed in conjunction with physicians and other health care professionals – seek to address chronic conditions before they require extensive treatments, costly trips to the emergency room or hospitalization. Through these initiatives, clinical quality and outcomes for certain conditions can be greatly improved.

In Maine, our asthma program was named one of the top two asthma disease management programs in the country by the Tufts University School of Medicine's Asthma Care and Asthma Initiative project. In Colorado and Nevada, we recently began partnering with physicians to help them intensively manage the health of members with one of 14 rare or complex diseases, including cystic fibrosis, systemic lupus and multiple sclerosis. Anthem has successfully collaborated with more than 300 hospitals in the Midwest on a nationally recognized quality program designed to help them better use clinical data, monitoring, outcomes and best practices to improve care and promote patient safety. These are just a few examples of local and regional programs that we expect will produce solid health improvement results for our members.

Anthem, which is based in Indianapolis, Indiana, is the exclusive Blue Cross and Blue Shield licensee in Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Maine, Colorado and Nevada.



Taking Great Strides: Developing our associates

The foundation of Anthem's continuing success is the growth and development of our nearly 15,000 associates.

Anthem associates are a talented and dedicated group of people. Our associates are our company: the customer service representatives who handle millions of inquiries from our members; the sales representatives who work directly with our customers; the medical directors who serve as our connection to local medical professionals; the associates at every level who volunteer their time and passion to community organizations.

In recognition of their extraordinary efforts and commitment, eight of our associates – one from each of our states – were selected to join our board and senior management on the floor of the New York Stock Exchange as we completed our Initial Public Offering and became a public company.

During the year, we continued our efforts to provide advancement and training opportunities and to build trust, respect and camaraderie among all of our associates, at every level of the company.

Again in 2001, we teamed with the Great Place to Work® Institute to survey our associates and gauge the success of our efforts. The results were dramatic: across the company, participation in the voluntary survey nearly doubled, and increases in key measurements of associate satisfaction demonstrated that our emphasis on becoming the "employer of choice" in our industry was rewarding for both our associates and the company.

Taking Great Strides: Improving the level of service to our customers

Providing excellent customer service requires a combination of sophisticated information technology and a well-trained customer service staff dedicated to meeting customer needs with speed and accuracy.

Anthem's ongoing systems consolidation, combined with a strong emphasis on customer service performance by our associates, yielded significantly improved results in service both to our customers and to the health care professionals who comprise our networks. We remain on track to reduce our number of core operating systems by the end of 2003.

During 2001, Anthem's overall customer retention rate exceeded 90 percent. Consolidation of systems should continue to improve accuracy, timeliness and consistency of our customer service, resulting in higher customer satisfaction scores and a continuation of the high customer retention rate we saw this year.

CAQH: Making health care easier and better for consumers and physicians

Two years ago, 26 of the nation's largest health benefits companies and associations came together to form the Coalition for Affordable Quality Healthcare (CAQH), dedicated to simplifying administration and processes for physicians and their patients, to keeping health care affordable and to improving health care outcomes.

In 2001, Anthem remained deeply involved in the work of the coalition. Anthem's President and CEO, Larry Glasscock, served as vice chairman and chief financial officer of the coalition. Many Anthem associates worked in company-wide teams to implement internal changes to meet or exceed CAQH guidelines, and Anthem Blue Cross and Blue Shield health plans participated in several significant CAQH programs.

- Our Connecticut plan is a pilot site for the coalition's Save Antibiotic Strength initiative, conducted in cooperation with the Centers for Disease Control and the Alliance for the Prudent Use of Antibiotics. The initiative is designed to protect health care consumers, particularly young people and hospitalized patients, by preserving the effectiveness of antibiotics through reductions in inappropriate antibiotic use.
- Our Colorado health plan took a leadership position as one of the first states to participate in the CAQH physician credentialing initiative. The program is designed to make it easier for physicians to apply for credentialing by creating a uniform national application and database.
- Anthem Prescription Management was one of the first companies in the nation to provide data and test an Internet-based formulary database that will make it easier for physicians to identify and prescribe appropriate prescription drugs for patients regardless of which health plan provides their coverage.



"As a claims processor, I assume the image of what Anthem Blue Cross and Blue Shield stands for across the country, the highest quality service provided to our members to meet their individual needs. I do not stand alone in this commitment of service. Daily, many thousands serve our members. We work with dedication that comes from the heart, handling each claim as if our business depended on it – and it does."

Earldine Forbes
Claims Processor
North Haven, Connecticut

Taking Great Strides:
Improving the health of our members



For the 7.9 million people who rely on Anthem Blue Cross and Blue Shield for their health benefits, one thing is paramount: that they receive the highest quality care from our network physicians and hospitals. Our customers and their families also benefit from ongoing quality improvement programs designed to assure the delivery of appropriate care at the right time in the appropriate clinical setting.

We rely extensively on third-party measures of the quality of our health plans, and those measures showed increasingly positive results this year:

- Our health plans in Connecticut, New Hampshire, Maine and Colorado continued to hold accreditation from the National Committee on Quality Assurance (NCQA), the nation's most respected managed care-accrediting organization. The Connecticut, New Hampshire and Maine plans hold the coveted "Excellent" designation, the highest level awarded by the NCQA.
- Our Ohio health plan sought and received NCQA accreditation with the "Excellent" designation for its combined HMO and Point of Service products, which serve more than 700,000 members. We received accreditation with the "Commendable" designation for Anthem Senior Advantage, our Medicare + Choice program.
- Each of our states continued to work with NCQA and to focus on programs that meet high quality standards and meet or surpass the needs of our members.
- Our Health Employer Data Information Set (HEDIS®) scores improved across all of our health plans. HEDIS scores are a nationally recognized measure of success in preventive care programs. Our plans in Connecticut, New Hampshire and Maine achieved "Best in Class" or "Top Performer" designation in two or more preventive care measurements.
- Anthem Midwest, our plans in Indiana, Ohio and Kentucky, once again earned the HERA award from the National Managed Health Care Congress and the pharmaceutical company, Wyeth-Ayerst, for an innovative program that makes physicians aware of the need to screen prospective mothers for the HIV virus.

Some of our health improvement programs reached beyond our own members to make positive contributions to the health of the general population. In Connecticut, we worked with school nurses throughout the state to develop a program to identify and treat children most at risk for asthma. In Colorado, we worked with the State Department of Public Health and other health plans to educate patients on the dangers of overuse of antibiotics.

Improving the health of our communities

Anthem's legacy is firmly rooted in the Blue Cross and Blue Shield tradition, and carries with it a commitment to customers and to the communities we serve.

In 2001, Anthem and its foundations made donations of almost $5 million. Combined with thousands of volunteer hours, Anthem and its associates made a difference for hundreds of charitable and civic efforts in communities large and small throughout our eight states.

Anthem and its associates generously donated $2.8 million to United Way organizations throughout our service area, an increase of 24 percent over last year. Anthem was one of only 136 companies nationwide named to United Way of America's National Corporate Leadership Program.

Our community involvement focused corporate contributions and associate volunteerism on the specific needs of our local communities.

Anthem East focused on "Healthy Communities," regionally supporting the research efforts of several national organizations. Financial and volunteer support were also provided to locally based programs such as the Connecticut Food Bank, the Maine Coalition for Safe Kids and New Hampshire Public Television's Speaking of Women's Health conference. Our community efforts in Connecticut earned Anthem Blue Cross and Blue Shield the "Corporate Citizen of the Year" award from *Business New Haven* magazine.

In Indiana and Kentucky, Anthem Blue Cross and Blue Shield joined local organizations to provide more than 5,000 immunizations and give more than 3,100 children a better chance to stay healthy. In Ohio, both the American Cancer Society and the American Diabetes Association honored Anthem for its financial and volunteer contributions. Anthem also sponsored a series of forums for decision-makers on significant issues in the health care marketplace.

Our "Shining Smiles" initiative, funded by the Anthem Blue Cross and Blue Shield Foundation, once again sent its mobile dental clinic into communities throughout Colorado and Nevada, providing treatment and preventive dental care to thousands of children who might otherwise not obtain it. And in 2001, the American Association of Health Plans honored the "Shining Smiles" program with its community leadership award.



"I believe in this company and in the goals which we are all trying to achieve. I'm extremely proud to be an Anthem associate. I'm a Registered Nurse and work in an area where I can see first-hand each and every day what a difference we are making in the lives of the members we serve."

Susan Alcoke, R.N.
Manager, Utilization Management
Mason, Ohio

Taking Great Strides:
Financial Review

Contents



Selected Consolidated Financial and Other Data

The table below provides selected consolidated financial data of the Company. The information has been derived from the Company's consolidated financial statements for each of the years in the five year period ended December 31, 2001, which have been audited by Ernst & Young LLP. This selected consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

	As of and for the Year Ended December 31				
($ in Millions, Except Per Share Data)	2001	2000[1]	1999[1,2]	1998	1997
Income Statement Data					
Total operating revenue	$10,120.3	$ 8,543.5	$6,080.6	$5,389.7	$5,110.0
Total revenues	10,444.7	8,771.0	6,270.1	5,682.4	5,332.2
Income from continuing operations	342.2	226.0	50.9	178.4	79.1
Net income (loss)	342.2	226.0	44.9	172.4	(159.0)
Pro Forma Per Share Data[3]					
Basic income from continuing operations	$ 3.31	$ 2.19	$ 0.49	$ 1.73	$ 0.77
Diluted income from continuing operations	3.30	2.18	0.49	1.72	0.76
Other Data – (unaudited)[4]					
Operating revenue and premium equivalents[5]	$14,057.4	$11,800.1	$8,691.6	$7,987.4	$7,269.3
Operating gain (loss)	319.5	184.1	28.5	35.4	(82.2)
Benefit expense ratio	84.5%	84.7%	84.6%	83.0%	83.7%
Administrative expense ratio:					
Calculated using operating revenue	19.6%	21.2%	24.2%	26.3%	26.6%
Calculated using operating revenue and premium equivalents	14.1%	15.3%	16.9%	17.8%	18.7%
Operating margin	3.2%	2.2%	0.5%	0.7%	(1.6)%
Members (000s)[6]					
Midwest	4,854	4,454	4,253	4,046	4,345
East	2,260	2,093	1,397	968	916
West	769	595	486	–	–
Total	7,883	7,142	6,136	5,014	5,261
Balance Sheet Data					
Total assets	$ 6,276.6	$ 5,708.5	$4,816.2	$4,359.2	$4,131.9
Long term debt	818.0	597.5	522.0	301.9	305.7
Total shareholders' equity[7]	2,060.0	1,919.8	1,660.9	1,702.5	1,524.7

1 The net assets and results of operations for BCBS-NH, BCBS-CO/NV and BCBS-ME are included from their respective acquisition dates.

2 The 1999 operating gain includes a non-recurring charge of $41.9 million related to the settlement agreement with the Office of Inspector General ("OIG"). Net income for 1999 includes contributions totaling $114.1 million ($71.8 million, net of tax) to non-profit foundations in the states of Kentucky, Ohio and Connecticut to settle charitable asset claims.

3 There were no shares or dilutive securities outstanding prior to November 2, 2001 (date of demutualization and initial public offering.) For comparative pro forma earnings per share presentation, the weighted average shares outstanding and the effect of dilutive securities for the period from November 2, 2001 to December 31, 2001 was used to calculate pro forma earnings per share for all periods presented.

4 Operating gain consists of operating revenue less benefit and administrative expenses. The benefit expense ratio represents benefit expense as a percentage of premium revenue. The administrative expense ratio represents administrative expense as a percentage of operating revenue and has also been presented as a percentage of operating revenue and premium equivalents. Operating margin represents operating gain (loss) as a percentage of operating revenue.

5 Operating revenue and premium equivalents is a measure of the volume of business serviced by the Company that is commonly used in the health benefits industry to allow for a comparison of operating efficiency among companies. It is calculated by adding to premiums, administrative fees and other revenue the amount of claims attributable to non-Medicare, self-funded health business where the Company provides a complete array of customer service, claims administration and billing and enrollment services. The self-funded claims included for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 were $3,937.1, $3,256.6, $2,611.0, $2,597.7 and $2,159.3, respectively.

6 Excludes TRICARE members of 128,000, 129,000 and 153,000 at December 31, 2000, 1999, and 1998, respectively.

7 Represents policyholders' surplus prior to 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

We are one of the nation's largest health benefits companies and an independent licensee of the Blue Cross Blue Shield Association, or BCBSA. We offer Blue Cross Blue Shield branded products to nearly eight million members throughout Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Maine, Colorado and Nevada.

Our reportable segments are strategic business units delineated by geographic areas within which we offer similar products and services. We manage our business units with a local focus to address each geographic region's unique market, regulatory and healthcare delivery characteristics. Our segments are: Midwest, which includes Indiana, Kentucky and Ohio; East, which includes Connecticut, New Hampshire and Maine; and West, which includes Colorado and Nevada.

In addition to our three geographic segments, we operate a Specialty segment that includes business units providing group life and disability insurance benefits, pharmacy benefit management, dental and vision administration services and third party occupational health services. Our Other segment is comprised of AdminaStar Federal, Anthem Alliance Health Insurance Company, or Anthem Alliance, intersegment revenue and expense eliminations and corporate expenses not allocated to reportable segments. AdminaStar Federal is a subsidiary that administers Medicare programs in Indiana, Illinois, Kentucky and Ohio. Anthem Alliance is a subsidiary that primarily provided health care benefits and administration in nine states for the Department of Defense's TRICARE Program for military families until we sold our TRICARE operations on May 31, 2001.

We offer traditional indemnity products and a diversified mix of managed care products, including health maintenance organizations or HMOs, preferred provider organizations or PPOs, and point of service or POS plans. We also provide a broad array of managed care services and partially insured products to self-funded employers, including underwriting, stop loss insurance, actuarial services, provider network access, medical cost management, claims processing and other administrative services. Our operating revenue consists of premiums, benefit plan administrative fees and other revenue. The premiums come from fully insured contracts where we indemnify our policyholders against loss. The administrative fees come from self-funded contracts where our contract holders are wholly or partially self-insured and from the administration of Medicare programs. Other revenue is principally generated by our pharmacy benefit management company in the form of co-pays and deductibles associated with the sale of mail order drugs.

Our benefit expense consists mostly of four cost of care components: outpatient and inpatient care costs, physician costs and pharmacy benefit costs. All four components are affected both by unit costs and utilization rates. Unit costs, for example, are the cost of outpatient medical procedures, inpatient hospital stays, physician fees for office visits and prescription drug prices. Utilization rates represent the volume of consumption of health services and vary with the age and health of our members and broader social and lifestyle factors in the population as a whole.

Our results in 1999, 2000 and 2001 were significantly impacted by the acquisitions of Blue Cross and Blue Shield of New Hampshire, or BCBS-NH, which we completed on October 27, 1999, Blue Cross and Blue Shield of Colorado and Nevada, or BCBS-CO/NV, which we completed on November 16, 1999, and Blue Cross and Blue Shield of Maine, or BCBS-ME, which we completed on June 5, 2000. We accounted for these acquisitions as purchases and we included the net assets and results of operations in our consolidated financial statements from the respective dates of purchase. The following represents the contribution to our total revenues, operating gain, assets and membership in the year of and subsequent to each acquisition for the years ended December 31, 2001, 2000 and 1999.

	As of and for the Year Ended December 31							
	2001				2000			
($ in Millions)	Total Revenues	Operating Gain	Assets	(000s) Members	Total Revenues	Operating Gain	Assets	(000s) Members
BCBS-ME	$ 948.1	$12.6	$ 307.6	504	$489.4	$ 8.7	$339.5	487

	As of and for the Year Ended December 31							
	2000				1999			
($ in Millions)	Total Revenues	Operating Gain	Assets	(000s) Members	Total Revenues	Operating Loss	Assets	(000s) Members
BCBS-NH	$ 591.0	$11.6	$ 316.8	479	$ 77.9	$(0.3)	$250.6	366
BCBS-CO/NV	678.6	6.5	545.8	595	76.9	(3.4)	521.5	486
BCBS-ME	489.4	8.7	339.5	487	–	–	–	–
Total	$1,759.0	$26.8	$1,202.1	1,561	$154.8	$(3.7)	$772.1	852

Operating gain consists of operating revenue less benefit expense and administrative expense.

We sold our TRICARE operations on May 31, 2001. The results of our TRICARE operations are reported in our Other segment (for Anthem Alliance), and in our Midwest business segment, which assumed a portion of the TRICARE risk from May 1, 1998, to December 31, 2000. The operating results for our TRICARE operations for 2001, 2000 and 1999 were as follows and include both the Anthem Alliance and Midwest business segment results:

($ in Millions)	2001	2000	1999
Operating Revenue	$263.2	$353.9	$292.4
Operating Gain	$ 4.2	$ 3.9	$ 5.1

On May 30, 2001, we signed a definitive agreement with Blue Cross and Blue Shield of Kansas, or BCBS-KS, pursuant to which BCBS-KS would become a wholly owned subsidiary. Under the proposed transaction, BCBS-KS would demutualize and convert to a stock insurance company. The agreement calls for us to pay $190.0 million in exchange for all of the shares of BCBS-KS. On February 11, 2002, the Kansas Insurance Commissioner disapproved the proposed transaction, which had been previously approved by the BCBS-KS policyholders in January 2002. On February 19, 2002, the board of directors of BCBS-KS voted unanimously to appeal the Kansas Insurance Commissioner's decision and BCBS-KS will seek to have the decision overturned in Shawnee County District Court. We will join BCBS-KS in the appeal.

You should read this discussion in conjunction with our audited consolidated financial statements and accompanying notes presented on pages 41 through 64.

Membership – Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

We categorize our membership into eight different customer types: Local Large Group, Small Group, Individual, National, Medicare + Choice, Federal Employee Program, Medicaid and TRICARE.

- Local Large Group consists of those customers with 51 or more eligible employees, which are not considered National accounts.
- Small Group consists of those customers with one to 50 employees.
- Individual members include those in our under age 65 business and our Medicare Supplement (age 65 and over) business.
- Our National accounts customers are employer groups, which have multi-state locations and require partnering with other Blue Cross and Blue Shield plans for administration and/or access to non-Anthem provider networks. Included within the National business are our BlueCard customers who represent enrollees of health plans marketed by other Blue Cross and Blue Shield Plans, or the home plans, who receive health care services in our Blue Cross and Blue Shield licensed markets.
- Medicare + Choice members have enrolled in coverages that are managed care alternatives for the Medicare program.
- The Federal Employee Program, or FEP, provides health insurance coverage to United States government employees and their dependents. Our FEP members work in Anthem markets and are covered by this program.
- Medicaid membership represents eligible members with state sponsored managed care alternatives in the Medicaid program which we manage for the states of Connecticut and New Hampshire.
- Our TRICARE program provided managed care services to active and retired military personnel and their dependents. We sold our TRICARE business on May 31, 2001, and thus we had no TRICARE members as of December 31, 2001. At December 31, 2000, our TRICARE membership totaled 128,000, was fully insured and included in the Midwest segment.

Our BlueCard membership is calculated based on the amount of BlueCard administrative fees we receive from the BlueCard members' home plans. Generally, the administrative fees we receive are based on the number and type of claims processed and a portion of the network discount on those claims. The administrative fees are then divided by an assumed per member per month, or PMPM, factor to calculate the number of members. The assumed PMPM factor is based on an estimate of our experience and BCBSA guidelines.

In addition to categorizing our membership by customer type, we categorize membership by funding arrangement according to the level of risk we assume in the product contract. Our two funding arrangement categories are fully insured and self-funded. Self-funded products are offered to customers, generally larger employers, with the ability and desire to retain some or all of the risk associated with their employees' health care costs.

The renewal patterns of our membership are somewhat cyclical throughout the year. Typically, approximately 37% of our group fully insured business renews during the first quarter and approximately 30% renews during the third quarter. The remainder of our membership renewals are evenly distributed over the other two quarters.

The following table presents our membership count by segment, customer type and funding arrangement as of December 31, 2001 and 2000. The membership data presented are unaudited and in certain instances include our estimates of the number of members represented by each contract at the end of the period, rounded to the nearest thousand.

Membership

	December 31			
	2001	2000	Change	% Change
	(In Thousands)			
Segment				
Midwest	4,854	4,582	272	6%
East	2,260	2,093	167	8
West	769	595	174	29
Total	7,883	7,270	613	8%
Customer Type				
Local Large Group	2,827	2,634	193	7%
Small Group	813	775	38	5
Individual	701	650	51	8
National accounts[1]	2,903	2,468	435	18
Medicare + Choice	97	106	(9)	(8)
Federal Employee Program	423	407	16	4
Medicaid	119	102	17	17
Total without TRICARE	7,883	7,142	741	10
TRICARE	–	128	(128)	(100)
Total	7,883	7,270	613	8%
Funding Arrangement				
Self-funded	4,052	3,481	571	16%
Fully insured	3,831	3,789	42	1
Total	7,883	7,270	613	8%

[1] Includes BlueCard members of 1,626 as of December 31, 2001, and 1,320 as of December 31, 2000.

During the year ended December 31, 2001, total membership increased 613,000, or 8%, primarily due to growth in National business and Local Large Group, including a significant increase in BlueCard membership as a result of strong sales activity and favorable retention. Excluding TRICARE, membership increased 741,000, or 10%. Local Large Group membership increased 193,000, or 7%, with growth in all regions attributable to the success of our PPO products, as more employer groups desire the broad, open access to our networks provided by these products. The 38,000, or 5%, growth in Small Group business reflects our initiatives to increase Small Group membership through revised commission structures, enhanced product offerings, brand promotion and enhanced relationships with brokers.

Medicare + Choice membership decreased as we withdrew from the Medicare + Choice program in Connecticut effective January 1, 2001, due to losses in this line of business in that market. At December 31, 2000, our Medicare + Choice membership in Connecticut totaled 18,000. With such small membership, we concluded that attaining profitability in this program would be difficult. Offsetting this decrease was growth in our Medicare + Choice membership in certain counties in Ohio, where many competitors have left the market, leaving us as one of the few remaining companies offering this product. We decided to remain in these counties in Ohio because we believe we have a critical mass of membership and can continue to achieve improved results. We withdrew, effective on January 1, 2002, from the Medicare + Choice market in Colorado due to low membership in this market. Our Medicare + Choice membership in Colorado was 6,000 at December 31, 2001.

Individual membership increased primarily due to new business resulting from higher sales of Individual (under age 65) products, particularly in our Midwest segment.

Self-funded membership increased primarily due to our 23% increase in BlueCard membership. Fully insured membership, excluding TRICARE, grew by 170,000 members, or 5%, from December 31, 2000, due to growth in both Local Large and Small Group businesses.

Our Midwest and West membership grew primarily from increases in BlueCard activity, Local Large Group and National accounts. Our East membership growth is attributed to increased sales of Local Large Group and growth in BlueCard. Local Large Group sales in our East segment increased primarily due to the withdrawal of two of our largest competitors from the New Hampshire and Maine markets.

Results of Operations for the Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

The following table presents our consolidated results of operations for the years ended December 31, 2001 and 2000:

($ in Millions)	2001	2000	Change $	Change %
Operating revenue and premium equivalents[1]	$14,057.4	$11,800.1	$2,257.3	19%
Premiums	$ 9,244.8	$ 7,737.3	$1,507.5	19%
Administrative fees	817.3	755.6	61.7	8
Other revenue	58.2	50.6	7.6	15
Total operating revenue	10,120.3	8,543.5	1,576.8	18
Benefit expense	7,814.7	6,551.0	1,263.7	19
Administrative expense	1,986.1	1,808.4	177.7	10
Total operating expense	9,800.8	8,359.4	1,441.4	17
Operating gain	319.5	184.1	135.4	74
Net investment income	238.6	201.6	37.0	18
Net realized gains on investments	60.8	25.9	34.9	NM[2]
Gain on sale of subsidiary operations (TRICARE)	25.0	–	25.0	NM[2]
Interest expense	60.2	54.7	5.5	10
Amortization of intangibles	31.5	27.1	4.4	16
Demutualization expenses	27.6	–	27.6	NM[2]
Income before taxes and minority interest	524.6	329.8	194.8	59
Income taxes	183.4	102.2	81.2	79
Minority interest (credit)	(1.0)	1.6	(2.6)	NM[2]
Net income	$ 342.2	$ 226.0	$116.2	51%
Benefit expense ratio[3]	84.5%	84.7%		(20) bp[4]
Administrative expense ratio:[5]				
Calculated using operating revenue[6]	19.6%	21.2%		(160) bp[4]
Calculated using operating revenue and premium equivalents[7]	14.1%	15.3%		(120) bp[4]
Operating margin[8]	3.2%	2.2%		100 bp[4]

The following definitions are also applicable to all other tables and schedules in this discussion:

1 Operating revenue and premium equivalents is a measure of the volume of business commonly used in the health insurance industry to allow for a comparison of operating efficiency among companies. It is obtained by adding to premiums, administrative fees and other revenue the amount of claims attributable to non-Medicare, self-funded health business where we provide a complete array of customer service, claims administration and billing and enrollment services. The self-funded claims included for the year ended December 31, 2001 were $3,937.1 million and for the year ended December 31, 2000 were $3,256.6 million.

2 NM = Not meaningful.

3 Benefit expense ratio = Benefit expense ÷ Premiums.

4 bp = basis point; one hundred basis points = 1%.

5 While we include two calculations of administrative expense ratio, we believe that administrative expense ratio including premium equivalents is a better measure of efficiency as it eliminates changes in the ratio caused by changes in our mix of insured and self-funded business. All discussions and explanations related to administrative expense ratio will be related to administrative expense ratio including premium equivalents.

6 Administrative expense ÷ Operating revenue.

7 Administrative expense ÷ Operating revenue and premium equivalents.

8 Operating margin = Operating gain ÷ Total operating revenue.

Premiums increased $1,507.5 million, or 19%, to $9,244.8 million in 2001 in part due to our acquisition of BCBS-ME in June 2000 and the additional risk we recaptured as of January 1, 2001, associated with the TRICARE business. Our subsidiary Anthem Alliance had retained 35% of the risk on its TRICARE contract as of January 1, 2000, and we increased the retention as of January 1, 2001, to 90% of the total risk for the contract. We sold the TRICARE business on May 31, 2001. Excluding our acquisition of BCBS-ME and the sale of our TRICARE business, premiums increased $1,089.5 million, or 15%, due to premium rate increases and higher membership in all of our business segments. Our Midwest premiums increased due to higher membership and premium rate increases in our group accounts (both Local Large Group and Small Group) and higher membership in Medicare + Choice. Our East and West premiums increased primarily due to premium rate increases and higher membership in group business.

Administrative fees increased $61.7 million, or 8%, from $755.6 million in 2000 to $817.3 million in 2001, with $30.2 million of this increase from our acquisition of BCBS-ME. Excluding our acquisition of BCBS-ME and the sale of our TRICARE business, administrative fees increased $112.2 million, or 20%, primarily from membership growth in National account self-funded business. Excluding our acquisition of BCBS-ME and the sale of our TRICARE business, other revenue, which is comprised principally of co-pays and deductibles associated with Anthem Prescription Management's, or APM's, sale of mail order drugs, increased $12.1 million, or 27%. APM is our pharmacy benefit manager and provides its services to other Anthem affiliates. Mail order revenues increased primarily due to additional volume resulting from the introduction of APM as the pharmacy benefit manager at BCBS-NH in late 2000 and BCBS-CO/NV and BCBS-ME in 2001.

Benefit expense increased $1,263.7 million, or 19%, in 2001 due to our acquisition of BCBS-ME and the additional risk assumed by Anthem Alliance for TRICARE business on January 1, 2001. Excluding our acquisition of BCBS-ME and the sale of our TRICARE business, benefit expense increased $888.6 million, or 15%, due to higher average membership and increasing cost of care. Cost of care trends were driven primarily by higher utilization of outpatient services and higher prescription drug costs. Our benefit expense ratio decreased 20 basis points from 84.7% in 2000 to 84.5% in 2001 primarily due to disciplined pricing, implementation of disease management plans and improvement in provider contracting. Excluding our acquisition of BCBS-ME and the sale of our TRICARE business, our benefit expense ratio decreased 40 basis points from 84.3% in 2000 to 83.9% in 2001 for the same reasons.

Total cost of care for 2001 increased approximately 13% from 2000. Excluding changes in our mix of business between regions, total cost of care for 2001 increased approximately 12%. Outpatient and professional services cost increases have varied among regions and products. For the year ended December 31, 2001, cost increases have generally averaged from 14% to 15% for outpatient services and from 11% to 12% for professional services. These increases resulted from both increased utilization and higher unit costs. Increased outpatient utilization reflects an industry-wide trend toward a broader range of medical procedures being performed without overnight hospital stays, as well as an increasing customer awareness of and demand for diagnostic procedures such as magnetic resonance imagings, or MRIs. In addition, improved medical technology has allowed more complicated medical procedures to be performed on an outpatient basis rather than on an inpatient (hospitalized) basis, increasing both outpatient utilization rates and unit costs.

Prescription drug cost increases for the year varied among regions and by product, but have generally averaged from 16% to 17% in 2001 over 2000. The cost increases resulted from the introduction of new, higher cost drugs and higher overall utilization as a result of increases in direct-to-consumer advertising by pharmaceutical companies. In response to increasing prescription drug costs, we have implemented three-tiered drug programs and expanded the use of formularies for our members. Three-tiered drug programs reflect benefit designs that have three co-payment levels which depend on the drug selected. Generic drugs have the lowest co-payment, brand name drugs included in the drug formulary have a higher co-payment, and brand name drugs omitted from the drug formulary have the highest co-payment. Drug formularies are a list of prescription drugs that have been reviewed and selected for their quality and efficacy by a committee of practicing physicians and clinical pharmacists. Through our pharmacy benefit design, we encourage use of these listed brand name and generic drugs to ensure members receive quality and cost-effective medication.

Growth in inpatient costs was nearly 10% during 2001, up from low-single digits in previous years. This increase was due to re-negotiation of provider contracts and higher overall utilization, particularly for cardiac services admissions. Hospitals have taken a more aggressive stance in their contracting with health insurance companies as a result of reduced hospital reimbursements from Medicare and pressure to recover the costs of additional investments in new medical technology and facilities.

Administrative expense increased $177.7 million, or 10%, in 2001, which includes the impacts of our acquisition of BCBS-ME and the sale of our TRICARE business. Excluding our acquisition of BCBS-ME and the sale of our TRICARE business, administrative expense increased $194.0 million, or 12%, primarily due to higher commissions and premium taxes, which vary with premium, higher salary and benefit costs, additional costs associated with higher membership and investments in technology. Our administrative expense ratio, calculated using operating revenue and premium equivalents, decreased 120 basis points primarily due to operating revenue increasing faster than administrative expense.

Net investment income increased $37.0 million, or 18%, primarily due to our higher investment portfolio balances. The higher portfolio balances included net cash generated from operations, as well as cash generated from improved balance sheet management, such as quicker collection of receivables and liquidation of non-strategic assets. Excluding the investment income earned by BCBS-ME and TRICARE, net investment income increased $31.7 million, or 16%. As returns on fixed maturity portfolios are dependent on market interest rates and changes in interest rates are unpredictable, there is no certainty that past investment performance will be repeated in the future.

Net realized capital gains increased from $25.9 million in 2000 to $60.8 million in 2001. Included in net realized capital gains in 2001 was $65.2 million of gains resulting from restructuring our equity portfolio into fixed maturity securities and equity index funds in the early to mid third quarter of 2001. This offset $28.9 million of losses on equity securities that we recognized as other than temporary impairment during the second quarter of 2001. Net realized capital gains from sale of equities decreased $4.8 million, or 11%, to $38.7 million in 2001 from $43.5 million in 2000. Net realized capital gains from sale of fixed income securities were $20.7 million in 2001, while we experienced net realized capital losses of $17.6 million in 2000. Net gains or losses on investments are influenced by market conditions when an investment is sold, and will vary from year to year.

Gain on sale of subsidiary operations of $25.0 million relates to the sale of our TRICARE business on May 31, 2001.

Interest expense increased $5.5 million, or 10%, primarily reflecting the issuance of our 6.00% Equity Security Units, or Units, on November 2, 2001 and the commitment fee associated with our new $800.0 million line of credit.

Amortization of intangibles increased $4.4 million, or 16%, from 2000 to 2001, primarily due to amortization expense associated with our acquisition of BCBS-ME. As we adopted SFAS 142 on January 1, 2002, this standard did not have any effect on these results. See Note 1 to our audited consolidated financial statements for additional information.

Demutualization expenses, which are non-recurring, totaled $27.6 million in 2001.

Income tax expense increased $81.2 million, or 79%, primarily due to higher income before taxes. Our effective income tax rate in 2001 was 35.0% and was 31.0% in 2000. Our rate was lower than the statutory effective tax rate in 2000 primarily as a result of changes in our deferred tax valuation allowance. Our effective tax rate increased in 2001 primarily due to the non-deductibility of demutualization expenses and a portion of goodwill amortization for income tax purposes.

Net income increased $116.2 million, or 51%, primarily due to the improvement in our operating results, net realized capital gains, gain on sale of subsidiary operations and higher investment income. Excluding the gain on the sale of our TRICARE business ($16.3 million after tax), net realized gains on investments and demutualization expenses, net income increased $105.0 million, or 51%.

Midwest

Our Midwest segment is comprised of health benefit and related business for members in Indiana, Kentucky and Ohio. The following table presents our Midwest segment's summarized results of operations for the years ended December 31, 2001 and 2000:

($ in Millions)	2001	2000	% Change
Operating Revenue	$5,093.0	$4,460.5	14%
Operating Gain	$ 161.5	$ 87.8	84%
Operating Margin	3.2%	2.0%	120 bp
Membership (in 000s)	4,854	4,454[1]	9%

[1] Excludes 128,000 TRICARE members

Operating revenue increased $632.5 million, or 14%, in 2001 due primarily to premium rate increases and the effect of higher average membership in our Local Large Group, Small Group and Medicare + Choice businesses.

Operating gain increased $73.7 million, or 84%, resulting in an operating margin of 3.2% at December 31, 2001, a 120 basis point improvement from the year ended December 31, 2000. This improvement was primarily due to revenue growth and effective expense control. Administrative expense increased at a slower rate than premiums as we gained operating efficiencies and leveraged our fixed costs over higher membership.

Our Midwest segment assumed a portion of the risk for Anthem Alliance's TRICARE contract until December 31, 2000. Effective January 1, 2001, Anthem Alliance reassumed this risk. For the year ended December 31, 2000, our Midwest segment received $122.1 million of premium income, no administrative fees or other income, incurred $113.8 million of benefit expense and $7.4 million of administrative expense, resulting in a $0.9 million operating gain on the TRICARE contract. We also had 128,000 TRICARE members included in our Midwest segment's membership at December 31, 2000, and no members at December 31, 2001.

Excluding TRICARE, membership increased 400,000, or 9%, to 4.9 million members, primarily due to sales in National business, higher BlueCard activity and favorable retention of business.

East

Our East segment is comprised of health benefit and related business for members in Connecticut, New Hampshire and Maine. The following table presents our East segment's summarized results of operations for the years ended December 31, 2001 and 2000. BCBS-ME is included from its acquisition date of June 5, 2000.

($ in Millions)	2001	2000	% Change
Operating Revenue	$3,667.3	$2,921.9	26%
Operating Gain	$ 128.8	$ 103.8	24%
Operating Margin	3.5%	3.6%	(10) bp
Membership (in 000s)	2,260	2,093	8%

Operating revenue increased $745.4 million, or 26%. Excluding our acquisition of BCBS-ME in June 2000 and the effect of our exit from the Medicare + Choice business in Connecticut on January 1, 2001, operating revenue increased $449.0 million, or 20%, in 2001 due to premium rate increases in group business and higher average membership. Increases in group membership accounted for most of our increase and were primarily in our Local Large Group business.

Operating gain increased $25.0 million, or 24%, primarily due to improved underwriting results in Small Group and Local Large Group businesses, exiting the Medicare + Choice market in Connecticut, and higher overall membership. Operating margin decreased 10 basis points primarily due to the relatively lower margins on our Maine business.

Membership increased 167,000, or 8%, primarily in Local Large Group and BlueCard businesses.

On January 17, 2002, a subsidiary of Anthem Insurance, Anthem Health Plans of Maine, Inc., signed a stock purchase agreement to purchase the remaining 50% ownership interest in Maine Partners Health Plan, Inc. for an aggregate purchase price of $10.6 million. Subject to the terms and conditions of the agreement, the transaction is expected to close in the first quarter of 2002.

West

Our West segment is comprised of health benefit and related business for members in Colorado and Nevada. The following table presents our West segment's summarized results of operations for the years ended December 31, 2001 and 2000:

($ in Millions)	2001	2000	% Change
Operating Revenue	$ 774.4	$ 622.4	24%
Operating Gain	$ 20.1	$ 2.5	704%
Operating Margin	2.6%	0.4%	220 bp
Membership (in 000s)	769	595	29%

Operating revenue increased $152.0 million, or 24%, primarily due to higher premium rates designed to bring our pricing in line with cost of care and higher membership in National and both Local Large Group and Small Group businesses.

Operating gain increased $17.6 million, to $20.1 million in 2001, primarily due to improved underwriting performance as a result of premium rate increases exceeding cost of care increases and higher average membership, particularly in our Local Large Group business. This improvement in our operating gain resulted in a 220 basis point increase in operating margin to 2.6% in 2001.

Membership increased 174,000, or 29%, to 769,000, due to increased BlueCard activity and higher sales in Local Large Group and Small Group businesses. We exited the Medicare + Choice market in Colorado effective January 1, 2002. At December 31, 2001, our Medicare + Choice membership in Colorado was approximately 6,000. We expect no material effect on operating results from exiting this market.

We entered into an agreement with Sloan's Lake HMO in Colorado for the conversion of Sloan's Lake HMO business effective January 1, 2001. The terms of the agreement include payment to Sloan's Lake for each member selecting our product at the group's renewal date and continuing as our member for a minimum of nine months. Through December 31, 2001, we added approximately 35,000 members from Sloan's Lake.

Specialty

Our Specialty segment includes our group life and disability, pharmacy benefit management, dental and vision administration services, and third party occupational health services. The following table presents our Specialty segment's summarized results of operations for the years ended December 31, 2001 and 2000:

($ in Millions)	2001	2000	% Change
Operating Revenue	$ 396.1	$ 332.3	19%
Operating Gain	$ 32.9	$ 24.9	32%
Operating Margin	8.3%	7.5%	80 bp

Operating revenue increased $63.8 million, or 19%, primarily due to higher revenue at APM. APM's operating revenue grew primarily due to increased mail order prescription volume and the implementation of APM's pharmacy benefit programs beginning in 2001 by BCBS-CO/NV and BCBS-ME, and in late 2000 by BCBS-NH. Mail service membership increased 28%, while retail service membership decreased 13%. Mail service prescription volume increased 38% and retail prescription volume increased 31%. This growth more than offset the effect of the termination of a special funding arrangement with a large life group on December 31, 2000. Life and disability premiums decreased $28.8 million, or 23%, primarily due to this termination. This group accounted for $35.9 million of life and disability premiums for 2000 and contributed very low margins to our Specialty segment's profitability.

Operating gain increased $8.0 million, or 32%, primarily due to increased mail order prescription volume at APM. Improved APM results, coupled with the termination of the large life group, resulted in an 80 basis point increase in our operating margin to 8.3%.

Other

Our Other segment includes various ancillary business units such as AdminaStar Federal, a subsidiary that administers Medicare Parts A and B programs in Indiana, Illinois, Kentucky and Ohio, and Anthem Alliance, a subsidiary that provided the health care benefits and administration in nine states for active and retired military employees and their dependents under the Department of Defense's TRICARE program for military families until our TRICARE business was sold on May 31, 2001. Our Other segment also includes intersegment revenue and expense eliminations and corporate expenses not allocated to operating segments. The following table presents the summarized results of operations for our Other segment for the years ended December 31, 2001 and 2000:

($ in Millions)	2001	2000	% Change
Operating Revenue	$ 189.5	$ 206.4	(8)%
Operating Loss	$ (23.8)	$ (34.9)	32%

Operating revenue decreased $16.9 million, or 8%, to $189.5 million in 2001. Excluding intersegment operating revenue eliminations of $214.0 million in 2001 and $151.7 million in 2000, operating revenue increased $42.6 million, or 12%, primarily due to an increase in premiums resulting from the additional risk assumed as of January 1, 2001, by our TRICARE operations before its sale on May 31, 2001.

Certain corporate expenses are not allocated to our business segments. These unallocated expenses accounted for $33.0 million in 2001 and $39.9 million in 2000, and primarily included such items as unallocated incentive compensation associated with better than expected performance. Excluding unallocated corporate expenses, operating gain was $9.2 million in 2001 versus $5.0 million in 2000.

Membership – Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Our membership data presented below are unaudited and in certain instances include our estimates of the number of members at the end of the period rounded to the nearest thousand.

The following table presents membership data by segment, customer type and funding arrangement as of December 31, 2000 and 1999, comparing both total and same-store membership. The membership data presented are unaudited and in certain instances include our estimates of the number of members represented by each contract at the end of the period, rounded to the nearest thousand. We define same-store membership as our membership at a given year-end in a segment or for a particular customer or funding type, after excluding the impact of members obtained through acquisitions or combinations during such year. As such, we believe that same-store membership data best captures the rate of organic growth of our operations year over year.

Membership

	Total 2000	BCBS-ME Acquisition	Same Store 2000	Total 1999	Total Change	%	Same Store Change	%
			(In Thousands)					
Segment								
Midwest	4,582	–	4,582	4,382	200	5%	200	5%
East	2,093	487	1,606	1,397	696	50	209	15
West	595	–	595	486	109	22	109	22
Total	7,270	487	6,783	6,265	1,005	16%	518	8%
Customer Type								
Local Large Group	2,634	278	2,356	2,249	385	17%	107	5%
Small Group	775	62	713	637	138	22	76	12
Individual	650	84	566	586	64	11	(20)	(3)
National accounts[1]	2,468	32	2,436	2,106	362	17	330	16
Medicare + Choice	106	–	106	96	10	10	10	10
Federal Employee Program	407	31	376	362	45	12	14	4
Medicaid	102	–	102	100	2	2	2	2
Total without TRICARE	7,142	487	6,655	6,136	1,006	16	519	8
TRICARE	128	–	128	129	(1)	(1)	(1)	(1)
Total	7,270	487	6,783	6,265	1,005	16%	518	8%
Funding Type								
Fully insured	3,789	360	3,429	3,354	435	13%	75	2%
Self-funded	3,481	127	3,354	2,911	570	20	443	15
Total	7,270	487	6,783	6,265	1,005	16%	518	8%

[1] Includes BlueCard members of 1,320 as of December 31, 2000, and 974 as of December 31, 1999.

Same-store membership increased 518,000, or 8%, from 1999 to 2000, primarily due to growth in National business, including a significant increase in enrollment in BlueCard programs. The 76,000, or 12%, growth in Small Group business in 2000 reflects our initiatives to increase Small Group membership, including revised commission structures, product offerings, brand promotion and enhanced relationships with our brokers.

Medicare + Choice membership increased mostly due to growth in Ohio, where many competitors have left the market and we are one of the few remaining companies offering this product. We decided to remain in selected markets for Medicare + Choice in Ohio because we believe that with a critical mass of membership in those markets we can achieve satisfactory results. We withdrew from the Medicare + Choice program in Connecticut effective January 1, 2001, due to losses in this line of business. At December 31, 2000, membership in the Medicare + Choice program in Connecticut was 18,000.

Individual membership dropped primarily due to a reduction in Medicare Supplement business in our Midwest region. This block of business, which has traditionally generated high profit margins, is shrinking due to terminations of grandfathered policies, primarily mortality related, exceeding new sales. Effective on January 1, 1992, the Center for Medicare and Medicaid Services, or CMS, then known as the Health Care Financing Administration, or HCFA, required that new sales of Medicare Supplement coverages be sold in the form of one of 10 standardized policies, while persons with existing Medicare Supplement coverages could retain their existing Medicare Supplement products, which generally had higher profit margins than the new products. Since that time, our Medicare Supplement membership has, through terminations of grandfathered policies and sales of new policies, reached the point where at December 31, 2000, approximately 50% of our Medicare Supplement membership in the Midwest was in the old plans and 50% in the new plans. During 2001, we introduced a line of competitive Medicare Supplement policies in the Midwest to improve the growth of this business and we modified the premium rate structures to improve the attractiveness of these products in the marketplace.

Self-funded membership increased in 2000 primarily due to the increase in BlueCard membership, while fully insured membership grew primarily as a result of the growth in our Small Group membership sales.

Our Midwest membership grew in 2000 primarily from the growth in BlueCard membership discussed above, Local Large Group and National accounts sales. Our East membership grew primarily due to increased sales of Small Group and growth in BlueCard. Small Group sales in our East segment increased primarily due to the withdrawal of two of our largest competitors from the New Hampshire market. Our West membership growth was primarily due to higher BlueCard membership.

Results of Operations for the Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

The following table presents our consolidated results of operations for the years ended December 31, 2000 and 1999:

($ in Millions)	2000	1999	Change $	Change %
Operating revenue and premium equivalents[1]	$11,800.1	$8,691.6	$3,108.5	36%
Premiums	$ 7,737.3	$5,418.5	$2,318.8	43%
Administrative fees	755.6	611.1	144.5	24
Other revenue	50.6	51.0	(0.4)	(1)
Total operating revenue	8,543.5	6,080.6	2,462.9	41
Benefit expense	6,551.0	4,582.7	1,968.3	43
Administrative expense	1,808.4	1,469.4	339.0	23
Total operating expense	8,359.4	6,052.1	2,307.3	38
Operating gain	184.1	28.5	155.6	NM
Net investment income	201.6	152.0	49.6	33
Net realized gains on investments	25.9	37.5	(11.6)	(31)
Interest expense	54.7	30.4	24.3	80
Amortization of intangibles	27.1	12.7	14.4	113
Endowment of non-profit foundations	–	114.1	(114.1)	(100)
Income from continuing operations before taxes and minority interest	329.8	60.8	269.0	NM
Income taxes	102.2	10.2	92.0	NM
Minority interest (credit)	1.6	(0.3)	1.9	NM
Income from continuing operations	226.0	50.9	175.1	NM
Discontinued operations, net of income taxes				
Loss on disposal of discontinued operations	–	(6.0)	6.0	NM
Net income	$ 226.0	$ 44.9	$ 181.1	NM
Benefit expense ratio	84.7%	84.6%		10 bp
Administrative expense ratio:				
Calculated using operating revenue	21.2%	24.2%		(300) bp
Calculated using operating revenue and premium equivalents	15.3%	16.9%		(160) bp
Operating margin	2.2%	0.5%		170 bp

[1] Self-funded claims included for the year ended December 31, 2000, were $3,256.6 million and for the year ended December 31, 1999, were $2,611.0 million.

Premiums increased by $2,318.8 million, or 43%, to $7,737.3 million in 2000 primarily due to our acquisitions of BCBS-NH and BCBS-CO/NV in the fourth quarter of 1999 and BCBS-ME in June 2000. Excluding these acquisitions, premiums increased by $870.5 million, or 16%, primarily due to premium rate increases and higher membership in our Midwest and East segments. Our Midwest premiums increased $473.8 million, or 13%, while our East premiums increased $353.4 million, or 25%. Midwest premiums increased primarily due to higher membership and premium rate increases in our group accounts (both Local Large Group and Small Group) and higher membership in Medicare + Choice. East premiums increased primarily due to premium rate increases and higher membership in group business, as well as the conversion of the State of Connecticut account to fully insured from self-funded status in mid-1999.

Administrative fees increased $144.5 million, or 24%, from $611.1 million in 1999 to $755.6 million in 2000, with $135.3 million of this increase resulting from our acquisitions of BCBS-NH, BCBS-CO/NV and BCBS-ME. In July 1999, we sold two non-strategic businesses which had combined 1999 revenues of $12.8 million. Excluding these acquisitions and divestitures, administrative fees increased $20.6 million, or 3%, primarily from membership growth in National account business. Excluding these acquisitions and divestitures, other revenue increased $6.0 million, or 14%, primarily due to Anthem Alliance assuming additional administrative functions under the TRICARE program.

Benefit expense increased $1,968.3 million, or 43%, in 2000, primarily due to acquisitions. Excluding our acquisitions, benefit expense increased $729.9 million, or 16%, due to increasing cost of care and the effect of higher average membership throughout the year. Cost of care trends were driven primarily by higher utilization of outpatient services and higher prescription drug costs. Our benefit expense ratio increased 10 basis points from 84.6% in 1999 to 84.7% in 2000 due to our acquisition of BCBS-ME in 2000, which had a higher benefit expense ratio than our other operations. Excluding acquisitions, our benefit expense ratio remained constant at 84.6% in 2000 and 1999.

Outpatient cost increases in our segments ranged from 15% to 20% in 2000 over 1999. These increases have resulted from both increased utilization and higher unit costs. Increased outpatient utilization reflects an industry-wide trend toward a broader range of medical procedures being performed without overnight hospital stays, as well as an increasing customer awareness of and demand for diagnostic procedures such as MRIs. In addition, improved medical technology has allowed more complicated medical procedures to be performed on an outpatient basis rather than on an inpatient (hospitalized) basis, increasing both outpatient utilization rates and unit costs.

Prescription drug cost increases have varied among regions and by product, but generally ranged from 12% to 20% in 2000 over 1999, primarily due to introduction of new, higher cost drugs as well as higher overall utilization as a result of increases in direct-to-consumer advertising by pharmaceutical companies. In response to increasing prescription drug costs, we implemented a three-tiered drug program and expanded the use of formularies for our members.

Administrative expense increased $339.0 million, or 23%, in 2000, primarily due to our acquisitions of BCBS-NH, BCBS-CO/NV and BCBS-ME. Administrative expense in 1999 included $41.9 million resulting from our settlement with the Office of Inspector General, or OIG, Health and Human Services to resolve an investigation into alleged misconduct in the Medicare fiscal intermediary operations in Connecticut during periods preceding Blue Cross and Blue Shield of Connecticut's, or BCBS-CT's, merger with Anthem. Excluding acquisitions and the effect of the OIG settlement, administrative expense increased $75.6 million, or 5%, primarily due to higher commissions and premium taxes, which vary with premium and higher incentive compensation costs. Additionally, in December 2000, we made a $20.0 million contribution to Anthem Foundation, Inc., which is a charitable and educational not-for-profit corporation. Excluding these costs, administrative expense would have been down slightly in 2000 due to productivity improvements resulting from our ongoing efforts to identify and implement more efficient processes in our customer service and claims operations.

Our administrative expense ratio decreased 160 basis points primarily due to operating revenues increasing faster than administrative expense. Excluding acquisitions and the effect of the OIG settlement, our administrative expense ratio would have decreased 120 basis points.

Net investment income increased $49.6 million, or 33%, primarily due to higher rates of investment returns earned on our fixed income portfolio and higher portfolio balances. The higher portfolio balances included net cash resulting from acquisitions, net proceeds of $295.9 million from our surplus note issuance in January 2000, as well as cash generated from operations and from improved balance sheet management, such as quicker collection of receivables and sales of non-core assets. Excluding acquisitions, net investment income increased $24.9 million, or 17%.

Net realized capital gains decreased $11.6 million, or 31%, in 2000. Included in net realized capital gains in 1999 are capital losses of $20.5 million related to our sale of several non-core businesses. Excluding the effect of the capital losses on dispositions, net realized capital gains decreased $32.1 million, or 55%, primarily due to lower turnover in our portfolio resulting in fewer capital gains. Net realized capital gains from sale of equities decreased 37% to $43.5 million in 2000 from $69.3 million in 1999. Net realized capital losses from sale of fixed income securities increased 56% to a $17.6 million loss in 2000 from a $11.3 million loss in 1999. Net gains or losses on investments are influenced by market conditions when we sell an investment, and will vary from year to year as sales of investments are determined by our cash flow needs, as well as our portfolio allocation decisions.

Interest expense increased $24.3 million, or 80%, primarily reflecting increased net borrowings following our private placement of $300.0 million principal amount of surplus notes in January 2000. The proceeds of those surplus notes were used to retire short-term borrowings which had been incurred to finance our purchases of BCBS-NH and BCBS-CO/NV in late 1999 and to bolster liquidity as a part of our Year 2000 readiness effort.

Amortization of intangibles increased $14.4 million, or 113%, primarily due to amortization of goodwill associated with our acquisitions of BCBS-NH, BCBS-CO/NV and BCBS-ME.

The payment to non-profit foundations of $114.1 million in 1999 represented our settlement of charitable asset claims brought by the Attorneys General of the states of Ohio, Kentucky and Connecticut.

Income before taxes and minority interest increased $269.0 million as a result of improvement in our operating results in all business segments, partially offset by the non-recurring endowment of non-profit foundations during 1999.

Income tax expense increased $92.0 million due to higher income before taxes. Our effective income tax rate in 2000 was 31.0% and in 1999 was 16.7%. These rates were lower than the statutory effective tax rate in both periods primarily as a result of changes in our deferred tax valuation allowance.

Excluding the after-tax effect of payments to non-profit foundations in 1999, net income increased $109.3 million, or 94%, primarily due to our improvement in operating results, acquisitions and higher investment income.

Midwest

Our Midwest segment is comprised of health benefit and related business for members in Indiana, Kentucky and Ohio. The following table presents our Midwest segment's summarized results of operations for the years ended December 31, 2000 and 1999:

($ in Millions)	2000	1999	% Change
Operating Revenue	$4,460.5	$3,975.5	12%
Operating Gain	$ 87.8	$ 36.4	141%
Operating Margin	2.0%	0.9%	110 bp
Membership (in 000s)	4,582	4,382	5%

Operating revenue increased $485.0 million, or 12%, in 2000 primarily due to premium rate increases in group (both Local Large Group and Small Group) and Medicare + Choice businesses, and the effect of higher average membership throughout the year. Medicare + Choice premium rates increased due to both the aging of our insured Medicare + Choice population in 2000 and a 3% rate increase from CMS at the beginning of 2000. We receive higher premiums from CMS as our Medicare + Choice population ages. Medicare + Choice membership increased 28% due to reduced competition in the Ohio marketplace as a result of competitors discontinuing their participation in the Medicare + Choice product.

Operating gain increased $51.4 million, or 141%, resulting in an operating margin of 2.0%, a 110 basis point improvement from the year ended December 31, 1999. Operating gain increased primarily due to our growth in premiums and improved underwriting results.

Membership increased 5% to 4.6 million members, primarily due to growth in our National, BlueCard and Local Large Group businesses.

East

Our East segment is comprised of health benefit and related business for members in Connecticut, New Hampshire and Maine. The following table presents our East segment's summarized results of operations for the years ended December 31, 2000 and 1999. BCBS-NH is included from its October 27, 1999, acquisition date and BCBS-ME is included from its acquisition date of June 5, 2000.

($ in Millions)	2000	1999	% Change
Operating Revenue	$2,921.9	$1,598.9	83%
Operating Gain (Loss)	$ 103.8	$ (0.9)	NM
Operating Margin	3.6%	(0.1)%	370 bp
Membership (in 000s)	2,093	1,397	50%

Operating revenue increased $1,323.0 million, or 83%, primarily due to an increase in premiums, resulting from our acquisitions of BCBS-NH in October 1999 and BCBS-ME in June 2000 and the conversion of the State of Connecticut account from self-funded to fully insured status in July 1999. Due to the State of Connecticut's conversion, 2000 included a full year of premiums versus six months of premiums (July through December) in 1999. For the first six months of 1999, we recorded administrative fee income for the State of Connecticut account. Excluding the effect of acquisitions and the conversion of the State of Connecticut account, premiums increased $155.7 million, or 12%, in 2000 due to premium rate increases in our group business and higher average membership.

Operating gain increased $104.7 million and our operating margin increased 370 basis points as the effect of disciplined pricing, expense control and membership growth all contributed to the improvement in operating earnings. Additionally, administrative expense in 1999 included $41.9 million resulting from our settlement with the OIG, Health and Human Services to resolve an investigation into alleged misconduct in the Medicare fiscal intermediary operations in Connecticut during periods preceding BCBS-CT's merger with Anthem.

Membership increased 50% to 2.1 million in 2000 primarily due to our acquisition of BCBS-ME and growth in both our Local Large Group and Small Group and our National businesses. Excluding our acquisition of BCBS-ME, membership grew 15%.

West

Our West segment is comprised of health benefit and related business for members in Colorado and Nevada, and it was established following our acquisition of BCBS-CO/NV on November 16, 1999. Results of this segment have been included in our consolidated results from that date forward. Accordingly, our 1999 results include approximately one and one-half months of activity, while our 2000 results include 12 months of activity. The following table presents our West segment's summarized results of operations for the years ended December 31, 2000 and 1999:

($ in Millions)	2000	1999	% Change
Operating Revenue	$ 622.4	$ 72.7	NM
Operating Gain (Loss)	$ 2.5	$ (3.5)	NM
Operating Margin	0.4%	(4.8)%	520 bp
Membership (in 000s)	595	486	22%

Operating results in our West segment improved in 2000, primarily due to reduced administrative expense as a result of integration savings and cost reduction programs as well as higher membership. These cost reduction programs included reduced staffing levels and improved productivity in customer service and claims operations.

Our membership increased 22% due to higher sales and better retention of business, which was the result of improved customer service and a more comprehensive product portfolio.

Specialty

Our Specialty segment includes our group life and disability, pharmacy benefit management, dental and vision administration services and third party occupational health services operations. The following table presents our Specialty segment's summarized results of operations for the years ended December 31, 2000 and 1999:

($ in Millions)	2000	1999	% Change
Operating Revenue	$ 332.3	$ 249.1	33%
Operating Gain	$ 24.9	$ 16.2	54%
Operating Margin	7.5%	6.5%	100 bp

Operating revenue increased $83.2 million, or 33%, primarily due to an increase in life and disability premiums resulting from our acquisition of Rocky Mountain Life, or RML, an affiliate of BCBS-CO/NV, higher life sales in our Midwest region and increased administrative fees due to our acquisitions of Occupational Healthcare Management Services, Inc., a worker's compensation third party administration company, and Health Management Systems, Inc., a dental benefits third party administration company, both subsidiaries of BCBS-CO/NV. Additionally, other revenue increased primarily from APM. In 2000, APM began to provide pharmacy benefit management services to both BCBS-NH and Anthem Alliance. APM's revenues also increased due to higher mail and retail prescription volumes in line with increased membership and utilization. Mail service membership increased 26% while retail service membership increased 80%. Mail service prescription volume increased 15% and retail prescription volume increased 39%.

Operating gain increased $8.7 million, or 54%, while operating margin increased 100 basis points to 7.5% in 2000, primarily due to improved underwriting results from our life and disability products and from increased APM volume, following its introduction as the pharmacy benefit manager for recently acquired membership.

Other

Our Other segment includes various ancillary business units such as AdminaStar Federal, a subsidiary that administers Medicare Parts A and B programs in Indiana, Illinois, Kentucky and Ohio, and Anthem Alliance, a subsidiary that provided the health care benefits and administration in nine states for active and retired military employees and their dependents under the Department of Defense's TRICARE program for military families. We sold the TRICARE business on May 31, 2001. Our Other segment also includes intersegment revenue and expense eliminations and corporate expenses not allocated to operating segments. The following table presents the summarized results of operations for our Other segment for the years ended December 31, 2000 and 1999:

($ in Millions)	2000	1999	% Change
Operating Revenue	$ 206.4	$ 184.4	12%
Operating Loss	$ (34.9)	$ (19.7)	NM

Operating revenue increased $22.0 million, or 12%, from 1999. Excluding intersegment operating revenue eliminations of $151.7 million in 2000 and $111.2 million in 1999, operating revenue increased $62.5 million, or 21%, primarily due to higher premiums at Anthem Alliance. These amounts were received in connection with our global settlement related to a series of bid price adjustments, requests for equitable adjustments and change orders filed during the past two years with the Department of Defense under our TRICARE program.

Certain corporate expenses are not allocated to our business segments. These unallocated expenses accounted for $39.9 million in 2000 and $26.7 million in 1999, and primarily included such items as unallocated incentive compensation and other corporate expenses. Excluding unallocated corporate expenses, operating gain was $5.0 million in 2000, $2.0 million, or 29%, less than in 1999. Most of the decrease was due to higher non-reimbursable administrative expense at AdminaStar Federal.

Income Taxes

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires, among other things, the separate recognition, measured at currently enacted tax rates, of deferred tax assets and deferred tax liabilities for the tax effect of temporary differences between financial reporting and tax reporting. A valuation allowance must be established for deferred tax assets if it is "more likely than not" that all or a portion may be unrealized. See Note 13 to our audited consolidated financial statements for additional information.

We believe a net deferred tax liability of $63.6 million properly reflects our net future tax obligation as of December 31, 2001. This net deferred tax liability is comprised of a gross tax asset of $467.1 million, less a valuation allowance of $250.4 million and a deferred tax liability of $280.3 million. We believe that our valuation allowance is sufficient and at each quarterly financial reporting date, we evaluate each of our gross deferred tax assets based on each of the five key elements that follow:

- the types of temporary differences making up our gross deferred tax asset;
- the anticipated reversal periods of those temporary differences;
- the amount of taxes paid in prior periods and available for a carry-back claim;
- the forecasted near term future taxable income; and
- any significant other issues impacting the likely realization of the benefit of the temporary differences.

As an entity taxed under Internal Revenue Code Section 833, at December 31, 2001, we have tax temporary differences of approximately $199.7 million for net operating loss carry-forwards and alternative minimum tax and other credits. Due to uncertainty of the realization of these deferred tax assets, we have provided a valuation allowance included above of $188.3 million for these amounts. This amount is part of the total valuation allowance of $250.4 million at December 31, 2001.

Further, because of challenges including industry-wide issues regarding both the timing and the amount of deductions, we have recorded reserves for probable exposure. To the extent we prevail in matters we have accrued for or are required to pay more than reserved, our future effective tax rate in any given period could be materially impacted. In addition, the Internal Revenue Service is currently examining two of our five open tax years.

Liability for Unpaid Life, Accident and Health Claims

The most significant accounting estimate in our consolidated financial statements is our liability for unpaid life, accident and health claims. We establish liabilities for pending claims and claims incurred but not reported. We determine the amount of this liability for each of our business segments by following a detailed process that entails using both historical claim payment patterns as well as emerging medical cost trends to project claim liabilities. We also look back to assess how our prior year's estimates developed and to the extent appropriate, incorporate those findings in our current year projections. Since the average life of a claim is just a few months, current medical cost trends and utilization patterns are very important in establishing this liability.

In addition, the liability for unpaid life, accident and health claims includes reserves for premium deficiency losses which we recognize when it is probable that expected claims and loss adjustment expenses will exceed future premiums on existing health and other insurance contracts without consideration of investment income. For purposes of premium deficiency losses, contracts are deemed to be either short or long duration and are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts.

Goodwill and Other Intangible Assets – FAS 141 and FAS 142

Statement of Financial Accounting Standards No. 141, "Business Combinations," and Statement of Accounting Standards No. 142, "Goodwill and Other Intangible Assets," were issued in July 2001. FAS 141 requires business combinations completed after June 30, 2001, to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Under FAS 142, goodwill and other intangible assets (with indefinite lives) will not be amortized but will be tested for impairment at least annually. We adopted FAS 142 on January 1, 2002, and we do not expect to record an impairment charge upon adoption. See Note 1 to our audited consolidated financial statements for additional information.

Liquidity and Capital Resources

Our cash receipts consist primarily of premiums and administrative fees, investment income and proceeds from the sale or maturity of our investment securities. Cash disbursements result mainly from policyholder benefit payments, administrative expenses and taxes. We also use cash for purchases of investment securities, capital expenditures and acquisitions. Cash outflows can fluctuate because of uncertainties regarding the amount and timing of settlement of our liabilities for benefit claims and the timing of payments of operating expenses. Our investment strategy is to make prudent investments, consistent with insurance statutes and other regulatory requirements, with the principle of preserving our asset base. Cash inflows could be adversely impacted by general business conditions including health care costs increasing more than premium rates, our ability to maintain favorable provider agreements, reduction in enrollment, changes in federal and state regulation, litigation risks and competition. We believe that cash flow from operations, together with the investment portfolio, will continue to provide sufficient liquidity to meet general operations needs, special needs arising from changes in financial position and changes in financial markets. We also have lines of credit totaling $935.0 million and a $300.0 million commercial paper program to provide additional liquidity. We have made no borrowings under these facilities. Total borrowings under these facilities cannot exceed $935.0 million because borrowing under either facility reduces availability under the other facility.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net cash flow provided by operating activities was $654.6 million for the year ended December 31, 2001, and $684.5 million for the year ended December 31, 2000, a decrease of $29.9 million, or 4%. In both 2001 and 2000, net cash flow provided by operating activities was impacted by better balance sheet management resulting from the conversion of certain operating assets, such as receivables and investments in non-strategic assets, to cash. As the continuing focus on balance sheet management in order to maximize invested assets began in early 2000, our cash flow provided by operating activities in 2000 is unusually high.

Net cash used in investing activities was $498.1 million for the year ended December 31, 2001, and $761.1 million for the year ended December 31, 2000, a decrease of $263.0 million, or 35%. This decrease was due primarily to our having directed our investment managers to maintain greater liquidity at December 31, 2001, than at December 31, 2000. In part this liquidity will be necessary to fund the purchase of BCBS-KS, pending the outcome of the appeal of the Kansas Insurance Commissioner's decision (see Note 21 to our audited consolidated financial statements). In 2001 we received cash for the sale of our TRICARE operations, while in 2000 we used additional cash to purchase BCBS-ME.

Net cash provided by financing activities was $46.6 million for the year ended December 31, 2001, and $75.5 million for the year ended December 31, 2000, a decrease of $28.9 million, or 38%. Our 2000 financing activities consisted of $295.9 million net proceeds received from the issuance of $300.0 million of surplus notes on a discounted basis less $220.4 million repayment of bank debt.

On November 2, 2001, Anthem Insurance Companies, Inc., or Anthem Insurance, converted from a mutual insurance company to a stock insurance company in a process called demutualization. On the date of the demutualization, all membership interests in Anthem Insurance were extinguished and the eligible statutory members of Anthem Insurance were entitled to receive consideration in the form of Anthem Inc.'s, or Anthem's, common stock or cash, as provided in the demutualization.

The demutualization required an initial public offering of common stock and provided for other capital raising transactions on the effective date of the demutualization. On November 2, 2001, Anthem completed an initial public offering of 55.2 million shares of common stock at an initial public offering price of $36.00 per share. The shares issued in the initial public offering are in addition to 48.1 million shares of common stock which were distributed to eligible statutory members in the demutualization. This number may ultimately vary when all distribution issues are finalized.

Concurrent with our initial public offering of common stock, we issued 4.6 million 6.00% Equity Security Units. Each Unit contains a purchase contract under which the holder agrees to purchase, for $50.00, shares of common stock of Anthem on November 15, 2004, and a 5.95% subordinated debenture. The number of shares to be purchased will be determined based on the average trading price of Anthem common stock at the time of settlement. In addition, we will make quarterly contract fee payments on the purchase contracts at the annual rate of 0.05% of the stated amount of $50.00 per purchase contract, subject to our rights to defer these payments.

After an underwriting discount and other offering expenses, net proceeds from our common stock offering were approximately $1,890.4 million (excluding demutualization expenses of $27.6 million). After underwriting discount and expenses, net proceeds from our Units offering were approximately $219.8 million. In December 2001, proceeds from our common stock and Units offerings in the amount of $2,063.6 million were used to fund payments to eligible statutory members of Anthem Insurance who received cash instead of common stock in our demutualization.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net cash flow provided by operating activities was $684.5 million in 2000 and $219.8 million in 1999, an increase of $464.7 million, or 211%. Significant growth occurred in the amount of net income, increased depreciation and amortization expense related to acquisitions, amortization of a new claims and administration system in our Midwest region and better balance sheet management resulting from our conversion of certain operating assets, such as receivables and investments in non-strategic assets, to cash. These activities contributed $256.4 million of additional operating cash in 2000. The year 1999 included the following non-recurring disbursements of $156.0 million: payments for the settlement of charitable asset claims in the states of Ohio, Kentucky and Connecticut and the settlement with the OIG, Health and Human Services, with respect to BCBS-CT.

Net cash used in investing activities was $761.1 million in 2000 and $356.8 million in 1999, an increase of $404.3 million, or 113%, primarily from our increased operating cash flow in 2000. Additionally, the net cash we paid to acquire BCBS-ME and other purchase price adjustments paid with respect to prior acquisitions in 2000 resulted in a decrease of approximately $161.7 million in cash used for investing activities, as compared to 1999 when we purchased BCBS-NH and BCBS-CO/NV.

Net cash provided by financing activities was $75.5 million in 2000 and $220.1 million in 1999, a decrease of $144.6 million or 66%. The cash provided in 2000 was the net proceeds received from our issuance of $295.9 million of surplus notes on a discounted basis less $220.4 million repayment of bank debt.

Future Liquidity

Additional future liquidity needs may include acquisitions, operating expenses, common stock repurchases and capital contributions to our subsidiaries and will include interest and contract fee payments on our Units. We anticipate that we will purchase BCBS-KS with cash flow from current operations, pending the outcome of the appeal of the Kansas Insurance Commissioner's decision (see Note 21 to our audited consolidated financial statments). We plan to utilize all or any combination of the following to fund our liquidity needs: cash flow from operations, our investment portfolio, new borrowings under our credit facilities, and future equity and debt offerings. Our source of liquidity would be determined at the time of need, based on market conditions at that time. For additional information on our future debt and lease commitments, see Notes 6 and 15 to our audited consolidated financial statements.

Investment Portfolio

Our investment portfolio is carried at fair value. As a result, we evaluate our investment securities on a quarterly basis, using both quantitative and qualitative factors, to determine whether a decline in value is other than temporary. If any declines are determined to be other than temporary, we charge the losses to income. At December 31, 2001, we had gross unrealized gains of $90.4 million and gross unrealized losses of $18.4 million, none of which were deemed to be other than temporary.

Dividends from Subsidiaries

The ability of our licensed insurance company subsidiaries to pay dividends to their parent companies is limited by regulations in their respective states of domicile. Generally, dividends in any 12-month period are limited to the greater or lesser (depending on state statute) of the prior year's statutory net income or 10% of statutory surplus. Dividends in excess of this amount are classified as extraordinary and require prior approval of the respective departments of insurance. Further, an insurance company may not pay a dividend unless, after such payment, its surplus is reasonable in relation to its outstanding liabilities and adequate to meet its financial needs, as determined by the department of insurance.

In connection with our acquisitions of BCBS-ME and BCBS-NH, further limitations were imposed on their ability to pay dividends. Until June 2005, BCBS-ME may not declare any dividend without the prior approval of the Department of Insurance of Maine. BCBS-NH could not pay any dividends for as long as it continued to use certain favorable statutory accounting practices permitted by the New Hampshire Department of Insurance before our acquisition. Such practices permitted by the New Hampshire Department of Insurance had no effect on our consolidated financial statements. The application of these permitted statutory accounting practices have been discontinued subsequent to December 31, 2001. The maximum dividend payable to Anthem Insurance from its licensed insurance company subsidiaries without prior approval in 2001 was approximately $163.0 million. The dividends paid by such regulated subsidiaries in 2001 to Anthem Insurance were $368.1 million, which includes some extraordinary dividends. The amount of dividends planned to be paid by Anthem Insurance to Anthem in 2002 is $400.0 million. Pending approval of the Indiana Department of Insurance, this 2002 dividend is expected to be paid by the end of the first quarter of 2002, and will be classified as an ordinary dividend.

Credit Facilities and Commercial Paper

On November 5, 2001, Anthem and Anthem Insurance entered into two new unsecured revolving credit facilities totaling $800.0 million. Anthem is jointly and severally liable for all borrowings under the facilities. Anthem also will be permitted to be a borrower under the facilities, if the Indiana Insurance Commissioner approves Anthem Insurance's joint liability for Anthem's obligations under the facilities. Borrowings under these facilities bear interest at rates, as defined in the agreements, which generally provide for three different interest rate alternatives. One facility, which provides for borrowings of up to $400.0 million, expires as of November 5, 2006. The other facility, which provides for borrowings of up to $400.0 million, expires as of November 4, 2002. Any amount outstanding under this facility as of November 4, 2002 (other than amounts which bear interest rates determined by a competitive bid process) may be converted into a one-year term loan at the option of Anthem and Anthem Insurance. Each credit agreement requires Anthem to maintain certain financial ratios and contains minimal restrictive covenants. Availability under these facilities is reduced by the amount of any commercial paper outstanding. Upon execution of these facilities, Anthem Insurance terminated its prior $300.0 million unsecured revolving facility. No amounts were outstanding under the current or prior facilities as of December 31, 2001 or 2000 or during the years then ended. During February, 2002, Anthem and Anthem Insurance entered into two new agreements allowing aggregate additional borrowings of $135.0 million.

In addition to the revolving credit facilities described above, Anthem Insurance currently has a $300.0 million commercial paper program available for general corporate purposes. Commercial paper notes are short term senior unsecured notes, with a maturity not to exceed 270 days from date of issuance. When issued, the notes bear interest at current market rates. Availability under the commercial paper program is reduced by the amount of any borrowings outstanding under our revolving credit agreements. There were no commercial paper notes outstanding at December 31, 2001 or 2000.

Stock Repurchase Program

Our Board of Directors approved a common stock repurchase program under which our management has been authorized to purchase up to $400.0 million worth of shares from time to time, subject to business and market conditions. Shares may be repurchased in the open market and in negotiated transactions for a period of twelve months beginning February 6, 2002. During 2002, shares outstanding may be affected by share repurchases.

Risk-Based Capital

Our subsidiaries' states of domicile have statutory risk-based capital, or RBC, requirements for health and other insurance companies based on the RBC Model Act. These RBC requirements are intended to assess the capital adequacy of life and health insurers, taking into account the risk characteristics of an insurer's investments and products. The RBC Model Act sets forth the formula for calculating the RBC requirements which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual insurance company's business. In general, under these laws, an insurance company must submit a report of its RBC level to the state insurance department or insurance commissioner, as appropriate, as of the end of the previous calendar year.

Risk-based capital standards will be used by regulators to set in motion appropriate regulatory actions relating to insurers that show indications of weak or deteriorating conditions. It also provides an additional standard for minimum capital requirements that companies should meet to avoid being placed in rehabilitation or liquidation.

Anthem's risk based capital as of December 31, 2001, continues to be substantially in excess of all mandatory RBC thresholds.

Quantitative and Qualitative Disclosure About Market Risk

As a result of our investing and borrowing activities, we are exposed to financial market risks, including those resulting from changes in interest rates and changes in equity market valuations. Potential impacts discussed below are based upon sensitivity analyses performed on Anthem's financial positions as of December 31, 2001. Actual results could vary significantly from these estimates. Our primary objective is the preservation of the asset base and the maximization of total return given an acceptable level of risk.

Our portfolio is exposed to three primary sources of risk: interest rate risk, credit risk, and market valuation risk for equity holdings.

The primary risks associated with our fixed maturity securities are credit quality risk and interest rate risk. Credit quality risk is defined as the risk of a credit downgrade to an individual fixed income security and the potential loss attributable to that downgrade. We manage this risk through our investment policy, which establishes credit quality limitations on the overall portfolio as well as dollar limits of our investment in securities of any individual issuer. Since we are advised immediately of circumstances surrounding credit rating downgrades, we are able to promptly avoid or minimize exposure to losses by selling the subject security. The result is a well-diversified portfolio of fixed income securities, with an average credit rating of approximately double-A. Interest rate risk is defined as the potential for economic losses on fixed-rate securities, due to a change in market interest rates. Our fixed maturity portfolio consists exclusively of U.S. dollar-denominated assets, invested primarily in U.S. government securities, corporate bonds, asset-backed bonds and mortgage-related securities, all of which represent an exposure to changes in the level of market interest rates. We manage interest rate risk by maintaining a duration commensurate with our insurance liabilities and shareholder's equity. Additionally, we have the capability of holding any security to maturity, which would allow us to realize full par value. Our investment policy prohibits use of derivatives to manage interest rate risk.

Our portfolio consists of corporate securities (approximately 36% of the total fixed income portfolio at December 31, 2001) which are subject to credit/default risk. In a declining economic environment, corporate yields will usually increase prompted by concern over the ability of corporations to make interest payments, thus causing a decrease in the price of corporate securities, and the decline in value of the corporate fixed income portfolio. This risk is managed externally by our money managers—through fundamental credit analysis, diversification of issuers and industries, and an average credit rating of the corporate fixed income portfolio of approximately double-A.

Our equity portfolio is exposed to the volatility inherent in the stock market, driven by concerns over economic conditions, earnings and sales growth, inflation and consumer confidence. These systematic risks cannot be managed through diversification alone. However, more routine risks, such as stock/industry specific risks, are managed by investing in index mutual funds that replicate the risk and performance of the S&P 500 and S&P 400 indices, resulting in a diversified equity portfolio.

All of our current investments are classified as available-for-sale. As of December 31, 2001, approximately 95% of these were fixed maturity securities. Market risk is addressed by actively managing the duration, allocation and diversification of our investment portfolio. We have evaluated the impact on the fixed income portfolio's fair value considering an immediate 100 basis point change in interest rates. A 100 basis point increase in interest rates would result in an approximate $194.6 million decrease in fair value, whereas a 100 basis point decrease in interest rates would result in an approximate $190.7 million increase in fair value. As of December 31, 2001, no portion of our fixed income portfolio was invested in non-US dollar denominated investments.

We also maintain a diverse portfolio of large capitalization equity securities. An immediate 10% decrease in each equity investment's value, arising from market movement, would result in a fair value decrease of $18.9 million. Alternatively, an immediate 10% increase in each equity investment's value, attributable to the same factor, would result in a fair value increase of $18.9 million. No portion of our equity portfolio was invested in non-US dollar denominated investments as of December 31, 2001. As of December 31, 2001, we held no derivative financial or commodity-based instruments.

This management's discussion and analysis contains certain forward-looking information. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)", "estimate(s)", "should", "intend(s)" and similar expressions are intended to identify forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties may include: trends in healthcare costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. We undertake no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Anthem, Inc.

Consolidated Balance Sheets

December 31 *(In Millions, Except Share Data)*	2001	2000
Assets		
Current assets:		
Investments available-for-sale, at fair value:		
Fixed maturity securities	$3,882.7	$3,048.2
Equity securities	189.1	463.1
	4,071.8	3,511.3
Cash and cash equivalents	406.4	203.3
Premium and self funded receivables	544.7	510.5
Reinsurance receivables	76.7	105.1
Other receivables	169.1	241.0
Income tax receivables	0.4	11.0
Other current assets	30.8	42.1
Total current assets	5,299.9	4,624.3
Other noncurrent investments	10.8	18.0
Restricted cash and investments	39.6	89.6
Property and equipment	402.3	428.8
Goodwill and other intangible assets	467.4	498.9
Other noncurrent assets	56.6	48.9
Total assets	$6,276.6	$5,708.5
Liabilities and shareholders' equity		
Liabilities		
Current liabilities:		
Policy liabilities:		
Unpaid life, accident and health claims	$1,411.3	$1,411.1
Future policy benefits	247.9	240.4
Other policyholder liabilities	57.3	72.0
Total policy liabilities	1,716.5	1,723.5
Unearned income	320.6	260.2
Accounts payable and accrued expenses	331.0	303.7
Bank overdrafts	310.7	250.5
Income taxes payable	52.4	22.6
Other current liabilities	231.4	237.5
Total current liabilities	2,962.6	2,798.0
Long term debt, less current portion	818.0	597.5
Retirement benefits	96.1	175.1
Other noncurrent liabilities	339.9	218.1
Total liabilities	4,216.6	3,788.7
Shareholders' equity		
Preferred stock, without par value, shares authorized–100,000,000; shares issued and outstanding–none	–	–
Common stock, par value $0.01, shares authorized–900,000,000; shares issued and outstanding: 2001, 103,295,675; 2000, none	1.1	–
Additional paid in capital	1,960.8	–
Retained earnings	55.7	1,848.6
Accumulated other comprehensive income	42.4	71.2
Total shareholders' equity	2,060.0	1,919.8
Total liabilities and shareholders' equity	$6,276.6	$5,708.5

See accompanying notes.

Anthem, Inc.

Consolidated Statements of Income

Year ended December 31 *(In Millions, Except Per Share Data)*	2001	2000	1999
Revenues			
Premiums	$ 9,244.8	$7,737.3	$5,418.5
Administrative fees	817.3	755.6	611.1
Other revenue	58.2	50.6	51.0
Total operating revenue	10,120.3	8,543.5	6,080.6
Net investment income	238.6	201.6	152.0
Net realized gains on investments	60.8	25.9	37.5
Gain on sale of subsidiary operations	25.0	–	–
	10,444.7	8,771.0	6,270.1
Expenses			
Benefit expense	7,814.7	6,551.0	4,582.7
Administrative expense	1,986.1	1,808.4	1,469.4
Interest expense	60.2	54.7	30.4
Amortization of goodwill and other intangible assets	31.5	27.1	12.7
Endowment of non-profit foundations	–	–	114.1
Demutualization expenses	27.6	–	–
	9,920.1	8,441.2	6,209.3
Income from continuing operations before income taxes and minority interest	524.6	329.8	60.8
Income taxes	183.4	102.2	10.2
Minority interest (credit)	(1.0)	1.6	(0.3)
Income from continuing operations	342.2	226.0	50.9
Discontinued operations, net of income taxes			
Loss on disposal of discontinued operations	–	–	(6.0)
Net income	$ 342.2	$ 226.0	$ 44.9
Pro forma earnings per share:			
Income from continuing operations	$ 3.31	$ 2.19	$ 0.49
Discontinued operations	–	–	(0.06)
Net income	$ 3.31	$ 2.19	$ 0.43
Pro forma diluted earnings per share:			
Income from continuing operations	$ 3.30	$ 2.18	$ 0.49
Discontinued operations	–	–	(0.06)
Net income	$ 3.30	$ 2.18	$ 0.43
Net income for the period from November 2, 2001 (date of demutualization and initial public offering) to December 31, 2001	$ 55.7		
Basic and diluted net income per share for the period from November 2, 2001 (date of demutualization and initial public offering) to December 31, 2001	$ 0.54		

See accompanying notes.

Anthem, Inc.

Consolidated Statements of Shareholders' Equity

(In Millions, Except Share Data)	Common Stock Number of Shares	Common Stock Par Value	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity[1]
Balance at December 31, 1998	–	$ –	$ –	$1,577.7	$124.8	$1,702.5
Net income	–	–	–	44.9	–	44.9
Change in net unrealized gains (losses) on investments	–	–	–	–	(88.5)	(88.5)
Change in additional minimum pension liability	–	–	–	–	2.0	2.0
Comprehensive loss						(41.6)
Balance at December 31, 1999	–	–	–	1,622.6	38.3	1,660.9
Net income	–	–	–	226.0	–	226.0
Change in net unrealized gains on investments	–	–	–	–	36.8	36.8
Change in additional minimum pension liability	–	–	–	–	(3.9)	(3.9)
Comprehensive income						258.9
Balance at December 31, 2000	–	–	–	1,848.6	71.2	1,919.8
Net income before the date of demutualization and initial public offering	–	–	–	286.5	–	286.5
Net income after the date of demutualization and initial public offering	–	–	–	55.7	–	55.7
Change in net unrealized gains (losses) on investments	–	–	–	–	(29.3)	(29.3)
Change in additional minimum pension liability	–	–	–	–	0.5	0.5
Comprehensive income						313.4
Initial public offering of common stock	55,200,000	0.6	1,889.8	–	–	1,890.4
Common stock issued in the demutualization	48,095,675	0.5	71.0	(71.5)	–	–
Cash payments to eligible statutory members in lieu of stock	–	–	–	(2,063.6)	–	(2,063.6)
Balance at December 31, 2001	103,295,675	$1.1	$1,960.8	$ 55.7	$ 42.4	$2,060.0

[1] Prior year amounts represent "Policyholders' surplus" prior to demutualization.

See accompanying notes.

Anthem, Inc.

Consolidated Statements of Cash Flows

Year ended December 31 *(In Millions)*	2001	2000	1999
Operating activities			
Net income	$ 342.2	$ 226.0	$ 44.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized gains on investments	(60.8)	(25.9)	(37.5)
Gain on sale of subsidiary operations	(25.0)	–	–
Depreciation, amortization and accretion	120.5	102.1	61.8
Deferred income taxes	71.4	36.6	23.0
Loss from discontinued operations	–	–	6.0
Loss on sale of assets	3.1	0.5	0.2
Changes in operating assets and liabilities, net of effect of purchases and divestitures:			
Restricted cash and investments	8.1	10.0	(2.1)
Receivables	(28.0)	(70.7)	6.0
Other assets	(16.7)	25.3	80.7
Policy liabilities	155.7	124.1	105.6
Unearned income	66.7	22.3	15.9
Accounts payable and accrued expenses	27.8	69.9	(7.5)
Other liabilities	(43.7)	119.0	(40.1)
Income taxes	38.4	47.5	(20.4)
Net cash provided by continuing operations	659.7	686.7	236.5
Net cash used in discontinued operations	(5.1)	(2.2)	(16.7)
Cash provided by operating activities	654.6	684.5	219.8
Investing activities			
Purchases of investments	(3,957.3)	(3,544.8)	(2,331.1)
Sales or maturities of investments	3,484.6	2,925.2	2,308.3
Purchases of subsidiaries, net of cash acquired	(4.1)	(85.1)	(246.8)
Sales of subsidiaries, net of cash sold	45.0	5.4	2.3
Proceeds from sale of property and equipment	4.1	11.5	7.2
Purchases of property and equipment	(70.4)	(73.3)	(96.7)
Cash used in investing activities	(498.1)	(761.1)	(356.8)
Financing activities			
Proceeds from long term borrowings	–	295.9	220.1
Payments on long term borrowings	–	(220.4)	–
Net proceeds from common stock issued in the initial public offering	1,890.4	–	–
Net proceeds from issuance of Equity Security Units	219.8	–	–
Payments to eligible statutory members in the demutualization	(2,063.6)	–	–
Cash provided by financing activities	46.6	75.5	220.1
Change in cash and cash equivalents	203.1	(1.1)	83.1
Cash and cash equivalents at beginnning of year	203.3	204.4	121.3
Cash and cash equivalents at end of year	$ 406.4	$ 203.3	$ 204.4

See accompanying notes.

December 31, 2001
(Dollars in Millions, Except Share Data)

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation: On November 2, 2001, Anthem Insurance Companies, Inc. ("Anthem Insurance") converted from a mutual insurance company to a stock insurance company after completion of required approvals and conditions, as set forth in the Plan of Conversion (the "Conversion"). The demutualization was accounted for as a reorganization using the historical carrying values of the assets and liabilities of Anthem Insurance. Accordingly, immediately following the demutualization and the initial public offering, Anthem Insurance's policyholders' surplus was reclassified to par value of common stock and additional paid in capital. Concurrent with the demutualization, Anthem Insurance became a wholly-owned subsidiary of Anthem, Inc. ("Anthem").

The accompanying consolidated financial statements of Anthem and its subsidiaries (collectively, the "Company") have been prepared in conformity with accounting principles generally accepted in the United States. All significant intercompany accounts and transactions have been eliminated in consolidation. Anthem Insurance or its subsidiary insurance companies are licensed in all states and are Blue Cross Blue Shield Association licensees in Indiana, Kentucky, Ohio, Connecticut, Maine, New Hampshire, Colorado and Nevada. Products include health and group life insurance, managed health care, and government health program administration.

Minority interest represents other shareholders' interests in subsidiaries, which are majority-owned.

Use of Estimates: Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Investments: All fixed maturity and equity securities are classified as "available-for-sale" securities and are reported at fair value. The Company has determined that all investments in its portfolio are available to support current operations and, accordingly, has classified such investment securities as current assets. The unrealized gains or losses on these securities are included in accumulated other comprehensive income as a separate component of shareholders' equity unless the decline in value is deemed to be other than temporary, in which case the loss is charged to income.

Realized gains or losses, determined by specific identification of investments sold, are included in income.

Cash Equivalents: All highly liquid investments with maturities of three months or less when purchased are classified as cash equivalents.

Premium and Self Funded Receivables: Premium and self funded receivables include the uncollected amounts from insured and self funded groups, less an allowance for doubtful accounts of $32.6 and $35.1 at December 31, 2001 and 2000, respectively.

Reinsurance Receivables: Reinsurance receivables represent amounts recoverable on claims paid or incurred, and amounts paid to the reinsurer for premiums collected but not yet earned, and are estimated in a manner consistent with the liabilities associated with the reinsured policies. There was no allowance for uncollectible reinsurance receivables at December 31, 2001 or 2000.

Other Receivables: Other receivables include amounts for interest earned on investments, proceeds due from brokers on investment trades, government programs, pharmacy sales and other miscellaneous amounts due to the Company. These receivables have been reduced by an allowance for uncollectible amounts of $23.2 and $32.3 at December 31, 2001 and 2000, respectively.

Restricted Cash and Investments: Restricted cash and investments represent fiduciary amounts held under an insurance contract and other agreements.

Property and Equipment: Property and equipment is recorded at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

Goodwill and Other Intangible Assets: Goodwill represents the excess of cost of acquisition over the fair value of net assets acquired. Other intangible assets represent the values assigned to licenses, non-compete and other agreements. Goodwill and other intangible assets are amortized using the straight-line method over periods ranging from two to 20 years. Accumulated amortization of goodwill and other intangible assets at December 31, 2001 and 2000 was $90.8 and $58.4, respectively. The carrying value of goodwill and other intangible assets is reviewed annually to determine if the facts and circumstances indicate that they may be impaired. The carrying value of these assets is reduced to its fair value if this review, which includes comparison of asset carrying amounts to expected cash flows, indicates that such amounts will not be recoverable.

In July 2001, the Financial Accounting Standards Board issued FAS 141, *Business Combinations*, and FAS 142, *Goodwill and Other Intangible Assets*. FAS 141 requires business combinations completed after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Under FAS 142, goodwill and certain other intangible assets (with indefinite lives) will not be amortized but will be tested for impairment at least annually. The Company plans to adopt FAS 142 on January 1, 2002 and does not expect any impairment of goodwill upon adoption. If the Company had adopted FAS 142 on January 1, 2001, income before income taxes and minority interest and net income for the year ended December 31, 2001, would have increased by $17.5 and $15.2, respectively.

Policy Liabilities: Liabilities for unpaid claims include estimated provisions for both reported and unreported claims incurred on an undiscounted basis. The liabilities are adjusted regularly based on historical experience and include estimates of trends in claim severity and frequency and other factors, which could vary as the claims are ultimately settled. Although it is not possible to measure the degree of variability inherent in such estimates, management believes these liabilities are adequate.

The life future policy benefit liabilities represent primarily group term benefits determined using standard industry mortality tables with interest rates ranging from 3.0% to 5.5%.

Premium deficiency losses are recognized when it is probable that expected claims and loss adjustment expenses will exceed future premiums on existing health and other insurance contracts without consideration of investment income. For purposes of premium deficiency losses, contracts are deemed to be either short or long duration and are grouped in a manner consistent with the Company's method of acquiring, servicing and measuring the profitability of such contracts.

Retirement Benefits: Retirement benefits represent outstanding obligations for retiree health, life and dental benefits and any unfunded liability related to defined benefit pension plans.

Comprehensive Income: Comprehensive income includes net income, the change in unrealized gains (losses) on investments and the change in the additional minimum pension liability.

Revenue Recognition: Gross premiums for fully insured contracts are prorated over the term of the contracts, with the unearned premium representing the unexpired term of policies. For insurance contracts with retrospective rated premiums, the estimated ultimate premium is recognized as revenue over the period of the contract. Actual experience is reviewed once the policy period is completed and adjustments are recorded when determined. Premium rates for certain lines of business are subject to approval by the Department of Insurance of each respective state.

Administrative fees include revenue from certain group contracts that provide for the group to be at risk for all, or with supplemental insurance arrangements, a portion of their claims experience. The Company charges self-funded groups an administrative fee which is based on the number of members in a group or the group's claim experience. Under the Company's self-funded arrangements, amounts due are recognized based on incurred claims paid plus administrative and other fees. In addition, administrative fees include amounts received for the administration of Medicare or certain other government programs. Administrative fees are recognized in accordance with the terms of the contractual relationship between the Company and the customer. Such fees are based on a percentage of the claim amounts processed or a combination of a fixed fee per claim plus a percentage of the claim amounts processed. All benefit payments under these programs are excluded from benefit expense.

Other revenue principally includes amounts from the sales of prescription drugs and revenues are recognized as prescription drug orders are delivered or shipped.

Federal Income Taxes: Anthem files a consolidated return with its subsidiaries that qualify as defined by the Internal Revenue Code.

Stock-Based Compensation: The Company has a plan that provides for the award of stock options to employees. Stock options are granted for a fixed number of shares with an exercise price at least equal to the fair value of the shares at the date of grant. The Company accounts for stock options using Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and, accordingly, recognizes no compensation expense related to stock options.

Earnings Per Share: Earnings per share amounts, on a basic and diluted basis, have been calculated based upon the weighted average common shares outstanding or deemed to be outstanding for the period after the date of the demutualization and initial public offering.

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of all stock options and purchase contracts included in Equity Security Units, using the treasury stock method. Under the treasury stock method, exercise of stock options and purchase contracts is assumed with the proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares.

Reclassifications: Certain prior year balances have been reclassified to conform to the current year presentation.

2. Demutualization, Initial Public Offering and Equity Security Unit Offering

On November 2, 2001, the date the Conversion became effective, all membership interests in Anthem Insurance were extinguished and the eligible statutory members of Anthem Insurance became entitled to receive consideration in the form of Anthem's common stock or cash, as provided in the Conversion.

The Conversion required an initial public offering of common stock and provided for other capital raising transactions on the effective date of the Conversion. On the Conversion effective date, Anthem completed an initial public offering of 55,200,000 shares of common stock at an initial public offering price of $36.00 per share. The shares issued in the initial public offering are in addition to 48,095,675 shares of common stock (which will ultimately vary slightly when all distribution issues are finalized) distributed to eligible statutory members in the demutualization.

Concurrent with the initial public offering of common stock noted above, Anthem issued 4,600,000 of 6.00% Equity Security Units ("Units"). Each Unit contains a purchase contract under which the holder agrees to purchase, for fifty dollars, shares of common stock of Anthem on November 15, 2004, and a 5.95% subordinated debenture (see Note 6). The number of shares to be purchased will be determined based on the average trading price of Anthem common stock at the time of settlement. In addition, Anthem will pay quarterly contract fee payments on the purchase contracts at the annual rate of 0.05% of the stated amount of $50.00 per purchase contract, subject to Anthem's rights to defer these payments.

After underwriting discount and other offering and demutualization expenses, net proceeds from the common stock offering were approximately $1,862.8. After underwriting discount and expenses, net proceeds from the Units offering were approximately $219.8. In December 2001, proceeds from the common stock and Units offerings in the amount of $2,063.6 were used to fund payments to eligible statutory members of Anthem Insurance who received cash instead of common stock in the demutualization.

3. Acquisitions, Divestitures and Discontinued Operations

Acquisitions:

Pending

On January 17, 2002, a subsidiary of Anthem Insurance, Anthem Health Plans of Maine, Inc., signed a stock purchase agreement to purchase the remaining 50% ownership interest in Maine Partners Health Plan, Inc. for an aggregate purchase price of $10.6. Subject to terms and conditions of the agreement, the transaction is expected to close in the first quarter of 2002.

2000

On June 5, 2000, the Company completed its purchase of substantially all of the assets and liabilities of Associated Hospital Service of Maine, formerly d/b/a Blue Cross and Blue Shield of Maine ("BCBS-ME"), in accordance with the Asset Purchase Agreement dated July 13, 1999. The purchase price was $95.4 (including direct costs of acquisition) and resulted in $90.5 of goodwill and other intangible assets which are being amortized over periods ranging from ten to 20 years. In 2001, goodwill was reduced by $2.1 for purchase price allocation adjustments based on final valuation studies. This acquisition was accounted for as a purchase and the net assets and results of operations have been included in the Company's consolidated financial statements from the purchase date. The pro forma effects of the BCBS-ME acquisition would not be material to the Company's consolidated results of operations for periods preceding the purchase date.

1999

On October 27, 1999, the Company completed its purchase of the assets and liabilities of New Hampshire-Vermont Health Services, formerly d/b/a Blue Cross Blue Shield of New Hampshire ("BCBS-NH"), in accordance with the Asset Purchase Agreement entered into on February 19, 1999. The purchase price was $125.4 (including direct costs of acquisition), which resulted in $107.9 of goodwill and other intangible assets, which are being amortized over periods ranging from two to 20 years.

On November 16, 1999, the Company completed its purchase of the stock of Rocky Mountain Hospital and Medical Service, formerly d/b/a Blue Cross and Blue Shield of Colorado and Blue Cross and Blue Shield of Nevada ("BCBS-CO/NV"). The purchase price was $160.7 (including direct costs of acquisition) and resulted in $152.1 of goodwill and other intangible assets which are being amortized over periods ranging from five to 20 years.

These acquisitions were accounted for as purchases and the net assets and results of operations have been included in the Company's consolidated financial statements from the respective purchase dates.

Unaudited pro forma results of operations assuming the 1999 acquisitions occurred on January 1, 1999, would have resulted in total revenues of $7,186.4, income from continuing operations of $11.5 and net income of $5.5 for 1999.

Divestitures:

2001

On May 31, 2001, Anthem Insurance and its subsidiary Anthem Alliance Health Insurance Company ("Alliance"), sold the TRICARE operations of Alliance to a subsidiary of Humana, Inc. for $45.0. The transaction, which closed on May 31, 2001, resulted in a gain on sale of subsidiary operations of $25.0, net of selling expenses.

1999

During 1999, the Company disposed of several small business operations, which were no longer deemed strategically aligned with the Company's core business. The Company recognized a loss of $14.2 (net of income tax benefit of $6.1) on these disposals. The pro forma effects of these divestitures are insignificant to the consolidated results of operations.

Discontinued Operations:

1999

During 1999, the Company recognized additional losses of $6.0, net of income tax benefit of $6.2, resulting from sales agreement contingency adjustments relating to the discontinued operations sold in prior years.

4. Endowment of Non-Profit Foundations

During 1999, Anthem Insurance reached agreements in the states of Kentucky, Ohio and Connecticut to resolve any questions as to whether Anthem Insurance or the predecessor/successor entities were in possession of property that was impressed with a charitable trust.

In 1999, contributions of $45.0, $28.0 and $41.1, were made for the benefit of charitable foundations in Kentucky, Ohio, and Connecticut, respectively, from Anthem Insurance's subsidiaries, Anthem Health Plans of Kentucky, Inc., Community Insurance Company and Anthem Health Plans, Inc., respectively.

5. Investments

The following is a summary of available-for-sale investments:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2001				
Fixed maturity securities:				
United States Government securities	$ 684.7	$ 18.2	$ (4.7)	$ 698.2
Obligations of states and political subdivisions	3.7	0.1	–	3.8
Corporate securities	1,381.4	35.2	(10.3)	1,406.3
Mortgage-backed securities	1,744.3	33.5	(3.4)	1,774.4
Total fixed maturity securities	3,814.1	87.0	(18.4)	3,882.7
Equity securities	185.7	3.4	–	189.1
	$3,999.8	$ 90.4	$ (18.4)	$4,071.8
December 31, 2000				
Fixed maturity securities:				
United States Government securities	$ 723.4	$ 25.6	$ (2.5)	$ 746.5
Obligations of states and political subdivisions	0.8	–	–	0.8
Corporate securities	1,041.4	19.4	(20.1)	1,040.7
Mortgage-backed securities	1,250.3	21.1	(13.0)	1,258.4
Preferred stocks	1.9	–	(0.1)	1.8
Total fixed maturity securities	3,017.8	66.1	(35.7)	3,048.2
Equity securities	376.2	133.0	(46.1)	463.1
	$3,394.0	$199.1	$ (81.8)	$3,511.3

The amortized cost and fair value of fixed maturity securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities may be less than contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 51.6	$ 52.6
Due after one year through five years	589.7	606.6
Due after five years through ten years	833.3	845.5
Due after ten years	595.2	603.6
	2,069.8	2,108.3
Mortgage-backed securities	1,744.3	1,774.4
	$3,814.1	$3,882.7

The major categories of net investment income are as follows:

	2001	2000	1999
Fixed maturity securities	**$220.5**	$178.8	$137.0
Equity securities	**6.4**	6.1	6.3
Cash, cash equivalents and other	**15.7**	21.5	12.8
Investment revenue	**242.6**	206.4	156.1
Investment expense	**(4.0)**	(4.8)	(4.1)
Net investment income	**$238.6**	$201.6	$152.0

Proceeds from sales of fixed maturity and equity securities during 2001, 2000 and 1999 were $3,488.8, $2,911.8 and $2,336.8, respectively. Gross gains of $164.3, $71.3 and $86.8 and gross losses of $103.5, $45.4 and $49.3 were realized in 2001, 2000 and 1999, respectively, on those sales.

6. Long Term Debt and Commitments

Debt consists of the following at December 31:

	2001	2000
Surplus notes at 9.125% due 2010	**$295.9**	$295.5
Surplus notes at 9.00% due 2027	**197.3**	197.2
Senior guaranteed notes at 6.75% due 2003	**99.7**	99.5
Debentures included in Units at 5.95% due 2006	**220.2**	–
Other	**5.2**	5.5
Long term debt	**818.3**	597.7
Current portion of long term debt	**(0.3)**	(0.2)
Long term debt, less current portion	**$818.0**	$597.5

Surplus notes are unsecured obligations of Anthem Insurance and are subordinate in right of payment to all of Anthem Insurance's existing and future indebtedness. Any payment of interest or principal on the surplus notes may be made only with the prior approval of the Indiana Department of Insurance ("DOI"), and only out of capital and surplus funds of Anthem Insurance that the DOI determines to be available for the payment under Indiana insurance laws. For statutory accounting purposes, the surplus notes are considered a part of capital and surplus of Anthem Insurance.

Senior guaranteed notes are unsecured and unsubordinated obligations of Anthem Insurance and will rank equally in right of payment with all other existing and future senior indebtedness of Anthem Insurance.

On November 2, 2001, Anthem issued 4,600,000 of 6.00% Equity Security Units (see Note 2). Each Unit contains a 5.95% subordinated debenture. The debentures are unsecured and are subordinated in right of payment to all of Anthem's existing and future senior indebtedness. The debentures will mature on November 15, 2006. Each debenture will initially bear interest at the rate of 5.95% per year, payable quarterly, commencing February 15, 2002, subject to Anthem's rights to defer these payments.

On November 5, 2001, Anthem and Anthem Insurance entered into two new unsecured revolving credit facilities totaling $800.0. Anthem is jointly and severally liable for all borrowings under the facilities. Anthem also will be permitted to be a borrower under the facilities, if the Indiana Insurance Commissioner approves Anthem Insurance's joint liability for Anthem's obligations under the facilities. Upon execution of these facilities, Anthem Insurance terminated its prior $300.0 unsecured revolving facility. Borrowings under these facilities will bear interest at rates, as defined in the agreements, which generally provide for three different interest rate alternatives. One facility, which provides for borrowings of up to $400.0, expires on November 5, 2006. The second facility, which provides for borrowings of up to $400.0, expires on November 4, 2002. Certain amounts outstanding under this facility at November 4, 2002, as defined in the agreement, may be converted into a one-year term loan at the option of Anthem and Anthem Insurance. Each credit agreement requires Anthem to maintain certain financial ratios and contains minimal restrictive covenants. Availability under these facilities is reduced by the amount of any commercial paper outstanding. No amounts were outstanding under the current or prior facilities at December 31, 2001 or 2000 or during the years then ended.

In addition to the revolving credit facilities described above, Anthem Insurance currently has a $300.0 commercial paper program available for general corporate purposes. Commercial paper notes are short term senior unsecured notes, with a maturity not to exceed 270 days from date of issuance. When issued, the notes bear interest at current market rates. Availability under the commercial paper program is reduced by the amount of any borrowings outstanding under the Company's revolving credit facilities. There were no commercial paper notes outstanding at December 31, 2001 or 2000 or during the years then ended.

Subsequent to December 31, 2001, Anthem and Anthem Insurance entered into two new agreements allowing aggregate indebtedness of $135.0. Anthem will guarantee all obligations of Anthem Insurance under the facilities. Anthem also will be permitted to be a borrower under the facilities, if the Indiana Insurance Commissioner approves Anthem Insurance's guarantee of Anthem's obligations under the facilities.

Interest paid during 2001, 2000 and 1999 was $57.4, $49.9 and $28.2, respectively.

Future maturities of debt are as follows: 2002, $0.3; 2003, $100.1; 2004, $1.3; 2005, $0.5; 2006, $220.8 and thereafter $495.3.

7. Fair Value of Financial Instruments

Considerable judgment is required to develop estimates of fair value for financial instruments. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one time, current market exchange of all of the financial instruments.

The carrying values and estimated fair values of certain financial instruments are as follows at December 31:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fixed maturity securities	$3,882.7	$3,882.7	$3,048.2	$3,048.2
Equity securities	189.1	189.1	463.1	463.1
Restricted investments	38.7	38.7	42.7	42.7
Debt:				
Equity Security Units	220.2	294.4	–	–
Other	598.1	681.9	597.7	562.2

The carrying value of all other financial instruments approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization. Fair values for securities, restricted investments and Equity Security Units are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services. The fair value of other debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

8. Property and Equipment

Property and equipment includes the following at December 31:

	2001	2000
Land and improvements	$ 21.8	$ 21.0
Building and components	251.2	251.3
Data processing equipment, furniture and other equipment	432.7	407.6
Leasehold improvements	36.4	37.2
	742.1	717.1
Less accumulated depreciation and amortization	339.8	288.3
	$402.3	$428.8

Property and equipment includes non-cancelable capital leases of $7.3 and $7.4 at December 31, 2001 and 2000, respectively. Total accumulated amortization on these leases at December 31, 2001 and 2000 was $3.9 and $3.7, respectively. The related lease amortization expense is included in depreciation and amortization expense. Depreciation and leasehold improvement amortization expense for 2001, 2000 and 1999 was $89.6, $75.3 and $47.1, respectively.

9. Unpaid Life, Accident and Health Claims

The following table provides a reconciliation of the beginning and ending balances for unpaid life, accident and health claims:

	2001	2000	1999
Balances at January 1, net of reinsurance	**$1,382.1**	$1,052.6	$ 735.6
Business purchases (divestitures)	**(139.1)**	113.9	190.4
Incurred related to:			
Current year	**7,894.1**	6,593.6	4,608.9
Prior years	**(96.4)**	(60.1)	(30.9)
Total incurred	**7,797.7**	6,533.5	4,578.0
Paid related to:			
Current year	**6,521.5**	5,361.9	3,769.8
Prior years	**1,115.5**	956.0	681.6
Total paid	**7,637.0**	6,317.9	4,451.4
Balances at December 31, net of reinsurance	**1,403.7**	1,382.1	1,052.6
Reinsurance recoverables at December 31	**7.6**	29.0	109.2
Reserve gross of reinsurance recoverables on unpaid claims at December 31	**$1,411.3**	$1,411.1	$1,161.8

Amounts incurred related to prior years vary from previously estimated liabilities as the claims are ultimately settled. Negative amounts reported for incurred related to prior years resulted from claims being settled for amounts less than originally estimated.

10. Reinsurance

The Company reinsures certain of its risks with other companies and assumes risk from other companies and such reinsurance is accounted for as a transfer of risk. The Company is contingently liable for amounts recoverable from the reinsurer in the event that it does not meet its contractual obligations.

The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

The details of net premiums written and earned are as follows for the years ended December 31:

	2001		2000		1999	
	Written	Earned	Written	Earned	Written	Earned
Consolidated:						
Direct	**$9,325.7**	**$9,285.9**	$7,993.0	$7,961.5	$5,674.8	$5,693.7
Assumed	**1.6**	**1.7**	0.7	1.9	23.9	26.9
Ceded	**(42.5)**	**(42.8)**	(229.2)	(226.1)	(305.6)	(302.1)
Net premiums	**$9,284.8**	**$9,244.8**	$7,764.5	$7,737.3	$5,393.1	$5,418.5
Reportable segments:						
Midwest	**$4,814.2**	**$4,774.2**	$4,240.4	$4,203.1	$3,708.6	$3,729.3
East	**3,462.5**	**3,462.5**	2,753.0	2,768.9	1,490.3	1,495.4
West	**716.1**	**716.1**	571.1	569.6	64.5	64.2
Specialty	**94.9**	**94.9**	123.7	123.7	96.3	96.3
Other	**197.1**	**197.1**	76.3	72.0	33.4	33.3
Net premiums	**$9,284.8**	**$9,244.8**	$7,764.5	$7,737.3	$5,393.1	$5,418.5

The effect of reinsurance on benefit expense is as follows for the years ended December 31:

	2001	2000	1999
Assumed – increase in benefit expense	$ 6.2	$ 8.6	$ 27.4
Ceded – decrease in benefit expense	38.0	233.0	299.8

The effect of reinsurance on certain assets and liabilities is as follows at December 31:

	2001	2000
Policy liabilities assumed	$ 29.2	$ 28.6
Unearned premiums assumed	0.7	0.2
Premiums payable ceded	7.8	8.5
Premiums receivable assumed	0.3	0.3

11. Employee Stock Purchase and Stock and Long Term Incentive Plans

The Company has reserved 3,000,000 shares of common stock for the Employee Stock Purchase Plan ("Stock Purchase Plan"). The Stock Purchase Plan is expected to be implemented by mid 2002 and any employee that meets the eligibility requirements, as defined, may participate. No employee will be permitted to purchase more than twenty five thousand dollars of stock in any calendar year.

The Company's 2001 Stock Incentive Plan (the "Stock Plan") provides for the granting of stock options, restricted stock awards, performance stock awards, performance awards and stock appreciation rights to eligible employees and non-employee directors. The Company has registered 7,000,000 shares of its common stock for issuance under the Stock Plan, including 2,000,000 shares solely for issuance under grants of stock options to substantially all employees and for issuance under similar grants to new employees. Awards are granted by the Compensation Committee of the Board of Directors. Options vest and expire over terms as set by the Committee at the time of grant. In accordance with the Plan, options to purchase 100 shares of common stock at the initial public offering price of $36.00 per share were granted to eligible employees. These options generally vest at the end of two years and expire 10 years from the grant date.

A summary of the activity in the Stock Plan for the period from January 1, 2001 to December 31, 2001 is as follows:

	Number of Options	Weighted Average Exercise Price
Balance at January 1, 2001	–	$ –
Granted	1,479,000	36.00
Forfeited	20,368	36.00
Balance at December 31, 2001	1,458,632	$36.00
Options exercisable at December 31, 2001	36	$36.00

The weighted average remaining contractual life of the options is 9.83 years. As of December 31, 2001, 5,541,368 shares were available for future grants.

The pro forma information regarding net income and earnings per share as required by FAS 123 has been determined as if the Company had accounted for its stock-based compensation under the fair value method of the Statement. The fair value for the stock options was estimated at the date of grant using a Black-Scholes option-valuation model with the following weighted average assumptions for 2001:

Risk-free interest rate	4.96%
Volatility factor	42.00%
Dividend yield	–
Weighted average expected life	4 years

The Black-Scholes option-valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock option grants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock option grants.

For purposes of pro forma disclosures, compensation expense is increased for the estimated fair value of the options amortized over the options' vesting periods. The Company's pro forma information for 2001 is as follows:

	As Reported	Pro Forma
Net income	$342.2	$341.1
Net income for the period from November 2, 2001 (date of demutualization and initial public offering) to December 31, 2001	55.7	54.6
Earnings per share – basic and diluted net income after demutualization and initial public offering	0.54	0.53
Weighted average fair value of each option granted during the year	–	14.12

Certain executives are participants in a Long Term Incentive Plan ("LTIP"). The LTIP operates during successive three-year periods. At the beginning of each three-year period, the Compensation Committee establishes performance goals, which include specific strategic objectives such as growth in net income, operating margin and comparison of performance against peer companies. Each participant's target award is established as a percentage ranging from 30% to 150% of annual base salary for each year of the three-year period. The LTIP expense for 2001, 2000 and 1999 totaled $49.9, $50.9 and $14.9, respectively.

12. Earnings Per Share

The following sets forth the denominator for basic and diluted earnings per share for the period from November 2, 2001 (date of demutualization and initial public offering) through December 31, 2001:

Denominator for basic earnings per share – weighted average shares	103,295,675
Effect of dilutive securities – employee stock options	313,397
Effect of dilutive securities – incremental shares from conversion of Unit purchase contracts	212,766
Denominator for diluted earnings per share	103,821,838

Weighted average shares used for basic earnings per share assumes that shares distributed to eligible statutory members as consideration in the demutualization were issued on the effective date of the Plan. Since the average market price of Anthem's common stock exceeds the grant price of stock options, such options are dilutive to Anthem's earnings per share. The purchase contracts included in the Units are dilutive to Anthem's earnings per share, because the average market price of Anthem's common stock exceeds a stated threshold price of $43.92 per share.

There were no shares or dilutive securities outstanding prior to the demutualization and initial public offering. For comparative pro forma earnings per share presentation, the weighted average shares outstanding and the effect of dilutive securities for the period from November 2, 2001 to December 31, 2001 as shown above was used to calculate pro forma earnings per share for all periods presented.

13. Income Taxes

The components of deferred income taxes at December 31 are as follows:

	2001	2000
Deferred tax assets:		
Pension and postretirement benefits	$ 60.5	$ 84.7
Accrued expenses	98.3	85.2
Alternative minimum tax and other credits	133.5	83.7
Insurance reserves	47.8	33.0
Net operating loss carryforwards	66.2	174.5
Bad debt reserves	19.8	35.1
Other	41.0	31.5
Total deferred tax assets	467.1	527.7
Valuation allowance	(250.4)	(338.7)
Total deferred tax assets, net of valuation allowance	216.7	189.0
Deferred tax liabilities:		
Unrealized gains on securities	25.4	41.4
Goodwill and other intangible assets	70.0	55.1
Other	184.9	72.4
Total deferred tax liabilities	280.3	168.9
Net deferred tax asset (liability)	$(63.6)	$ 20.1

The resolution of an Internal Revenue Service examination during 2000 resulted in certain subsidiaries having an increase in alternative minimum tax credits and net operating loss carryforwards. Due to the uncertainty of the realization of these deferred tax assets, the Company increased its valuation allowance accordingly. During 2001, portions of these net operating loss carryforwards were utilized and the valuation allowance was reduced accordingly. The net change in the valuation allowance for 2001, 2000 and 1999 totaled $(88.3), $190.5 and $(14.4), respectively.

Deferred tax assets and liabilities reported with other current assets or liabilities and other noncurrent assets or liabilities on the accompanying consolidated balance sheets at December 31 are as follows:

	2001	2000
Deferred tax asset (liability) – current	$ (8.3)	$ 10.5
Deferred tax asset (liability) – noncurrent	(55.3)	9.6
Net deferred tax asset (liability)	$(63.6)	$ 20.1

Significant components of the provision for income taxes consist of the following:

	2001	2000	1999
Current tax expense (benefit):			
Federal	$101.1	$ 53.9	$ (2.6)
State and local	7.7	3.9	(7.0)
Total current tax expense (benefit)	108.8	57.8	(9.6)
Deferred tax expense	74.6	44.4	19.8
Total income tax expense	$183.4	$102.2	$ 10.2

Current federal income taxes consisted of amounts due for alternative minimum tax and tax obligations of subsidiaries not included in the consolidated return of Anthem. During 2001, 2000 and 1999 federal income taxes paid totaled $74.1, $26.3 and $0.0, respectively.

A reconciliation between actual income tax expense and the amount computed at the statutory rate is as follows:

	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Amount at statutory rate	$183.6	35.0	$115.4	35.0	$ 21.3	35.0
State and local income taxes (benefit) net of federal tax benefit	3.5	0.7	2.6	0.8	(4.8)	(7.9)
Amortization of goodwill	5.9	1.1	5.6	1.7	3.1	5.1
Dividends received deduction	(1.4)	(0.2)	(1.2)	(0.4)	(1.3)	(2.1)
Deferred tax valuation allowance change, net of net operating loss carryforwards and other tax credits	(20.3)	(3.9)	(20.0)	(6.0)	(14.4)	(23.7)
Other, net	12.1	2.3	(0.2)	(0.1)	6.3	10.4
	$183.4	35.0	$102.2	31.0	$ 10.2	16.8

At December 31, 2001, the Company had unused federal tax net operating loss carryforwards of approximately $189.1 to offset future taxable income. The loss carryforwards expire in the years 2002 through 2019.

14. Accumulated Other Comprehensive Income

The following is a reconciliation of the components of accumulated other comprehensive income at December 31:

	2001	2000
Gross unrealized gains on investments	$ 90.4	$199.1
Gross unrealized losses on investments	(18.4)	(81.8)
Total pretax net unrealized gains on investments	72.0	117.3
Deferred tax liability	(25.4)	(41.4)
Net unrealized gains on investments	46.6	75.9
Additional minimum pension liability	(6.5)	(7.2)
Deferred tax asset	2.3	2.5
Net additional minimum pension liability	(4.2)	(4.7)
Accumulated other comprehensive income	$ 42.4	$ 71.2

A reconciliation of the change in unrealized and realized gains (losses) on investments included in accumulated other comprehensive income follows:

	2001	2000	1999
Change in pretax net unrealized gains on investments	$ 15.5	$ 83.1	$(99.2)
Less change in deferred taxes	(5.3)	(28.4)	36.9
Less net realized gains on investments, net of income taxes (2001, $21.3; 2000, $8.0; 1999, $11.3), included in net income	(39.5)	(17.9)	(26.2)
Change in net unrealized gains (losses) on investments	$ (29.3)	$ 36.8	$(88.5)

15. Leases

The Company leases office space and certain computer equipment using noncancelable operating leases. Related lease expense for 2001, 2000 and 1999 was $45.2, $64.0, and $60.9, respectively.

At December 31, 2001, future lease payments for operating leases with initial or remaining noncancelable terms of one year or more consisted of the following: 2002, $35.7; 2003, $32.0; 2004, $27.0; 2005, $24.4; 2006, $21.9; and thereafter $145.8.

16. Retirement Benefits

Anthem Insurance and its subsidiary, Anthem Health Plans of New Hampshire, Inc. (which acquired the business of BCBS-NH), sponsor defined benefit pension plans. These plans generally cover all full-time employees who have completed one year of continuous service and attained the age of twenty-one.

The Company's plan, which beginning January 1, 2001, includes all affiliates except for Anthem Health Plans of New Hampshire, Inc., is a cash balance arrangement where participants have an account balance and will earn a pay credit equal to three to six percent of compensation, depending on years of service. In addition to the pay credit, participant accounts earn interest at a rate based on the 10-year Treasury notes.

Anthem Health Plans of New Hampshire, Inc. sponsors a plan that is also a cash balance arrangement where participants have an account balance and will earn a pay credit equal to five percent of compensation. The participant accounts earn interest at a rate based on the lesser of the 1-year Treasury note or 7%.

Through December 31, 2000, a subsidiary of Rocky Mountain Hospital and Medical Service, Inc. ("RMHMS") (formerly known as BCBS-CO/NV) sponsored a pension equity plan where the participants earn retirement credit percentages based on their age and service when the credit was earned. A lump sum benefit is calculated for each participant based on this formula. Effective December 31, 2000, the RMHMS plan was frozen and its participants became participants of the Company's plan on January 1, 2001. Effective April 30, 2001, the RMHMS plan was merged into the Company's plan.

Through December 31, 2000, Anthem Health Plans of Maine, Inc. (which acquired the business of BCBS-ME) sponsored a final average pay defined benefit plan with contributions made at a rate intended to fund the cost of benefits earned. The plan's benefits are based on years of service and the participant's highest five year average compensation during the last ten years of employment. Effective December 31, 2000, the Anthem Health Plans of Maine, Inc. plan was merged into the Company's plan and its participants became participants of the Company's plan on January 1, 2001.

All of the plans' assets consist primarily of common and preferred stocks, bonds, notes, government securities, investment funds and short-term investments. The funding policies for all plans are to contribute amounts at least sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act plus such additional amounts as are necessary to provide assets sufficient to meet the benefits to be paid to plan members.

The effect of acquisitions on the consolidated benefit obligation and plan assets is reflected through the business combination lines of the tables below.

In addition to the Company's defined benefit and defined contribution plans, the Company offers most employees certain life, health, vision and dental benefits upon retirement. There are several plans, which differ in amounts of coverage, deductibles, retiree contributions, years of service and retirement age. The Company funds certain benefit costs through contributions to a Voluntary Employees' Beneficiary Association ("VEBA") trust and others are accrued, with the retiree paying a portion of the costs. Postretirement plan assets held in the VEBA trust consist primarily of bonds and equity securities.

The reconciliations of the benefit obligation based on a measurement date of September 30 are as follows:

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
Benefit obligation at beginning of year	$567.6	$471.8	$111.6	$117.1
Service cost	29.3	27.3	1.5	1.3
Interest cost	40.9	36.6	8.7	8.4
Plan amendments	(6.8)	(1.2)	1.5	(5.2)
Actuarial (gain) loss	(5.5)	35.4	31.7	(11.0)
Benefits paid	(42.6)	(53.1)	(10.7)	(8.0)
Business combinations	–	50.8	–	9.0
Benefit obligation at end of year	$582.9	$567.6	$144.3	$111.6

The changes in plan assets were as follows:

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
Fair value of plan assets at beginning of year	$650.6	$557.5	$ 28.4	$ 23.2
Actual return on plan assets	(115.7)	75.3	(3.6)	3.1
Employer contributions	3.0	30.0	2.0	1.2
Benefits paid	(42.6)	(53.1)	(3.1)	(3.7)
Business combinations	–	40.9	–	4.6
Fair value of plan assets at end of year	$495.3	$650.6	$ 23.7	$ 28.4

The reconciliations of the funded status to the net benefit cost accrued are as follows:

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
Funded status	$ (87.6)	$ 83.0	$(120.6)	$ (83.2)
Unrecognized net loss (gain)	103.2	(61.5)	(5.1)	(44.1)
Unrecognized prior service cost	(25.3)	(22.8)	(33.6)	(41.9)
Unrecognized transition asset	–	(1.0)	–	–
Additional minimum liability	(6.5)	(7.2)	–	–
Accrued benefit cost at September 30	(16.2)	(9.5)	(159.3)	(169.2)
Payments made after the measurement date	76.7	1.0	2.7	2.6
Prepaid (accrued) benefit cost at December 31	$ 60.5	$ (8.5)	$(156.6)	$(166.6)

The weighted average assumptions used in calculating the accrued liabilities for all plans are as follows:

	Pension Benefits			Other Benefits		
	2001	2000	1999	2001	2000	1999
Discount rate	7.25%	7.50%	7.50%	7.25%	7.50%	7.50%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Expected rate of return on plan assets	9.00%	9.00%	9.00%	6.50%	6.27%	6.50%

The assumed health care cost trend rate used in measuring the other benefit obligations is generally 6% in 2000 and 7% in 1999, and is assumed to decrease 1% per year to 5% through September 30, 2001. Beginning October 1, 2001, the assumed health care trend rate is 10% decreasing 1% per year to 5% in 2007.

The health care cost trend rate assumption can have a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$0.4	$(0.4)
Effect on the accumulated postretirement benefit obligation	7.9	(6.5)

Below are the components of net periodic benefit cost:

	Pension Benefits			Other Benefits		
	2001	2000	1999	2001	2000	1999
Service cost	$29.3	$27.3	$26.6	$ 1.5	$1.3	$ 2.1
Interest cost	40.9	36.6	31.4	8.7	8.4	6.2
Expected return on assets	(55.1)	(49.9)	(39.6)	(1.8)	(1.4)	(1.2)
Recognized actuarial (gain) loss	0.3	2.8	1.2	(1.7)	(1.7)	(2.4)
Amortization of prior service cost	(3.9)	(3.3)	(3.3)	(6.8)	(6.5)	(5.4)
Amortization of transition asset	(1.0)	(1.7)	(2.0)	–	–	–
Net periodic benefit cost (credit) before curtailments	10.5	11.8	14.3	(0.1)	0.1	(0.7)
Net settlement/curtailment credit	–	–	(7.9)	–	–	–
Net periodic benefit cost (credit)	$10.5	$11.8	$ 6.4	$(0.1)	$0.1	$(0.7)

The net settlement/curtailment credit in 1999 result from the divestitures of several non-core businesses as previously discussed in Note 3.

The Company has several qualified defined contribution plans covering substantially all employees. Eligible employees may only participate in one plan. Voluntary employee contributions are matched at the rate of 50%, up to a maximum depending upon the plan, subject to certain limitations. Contributions made by the Company totaled $11.2, $10.3 and $8.7 during 2001, 2000 and 1999, respectively.

17. Contingencies

Litigation:

A number of managed care organizations have been sued in class action lawsuits asserting various causes of action under federal and state law. These lawsuits typically allege that the defendant managed care organizations employ policies and procedures for providing health care benefits that are inconsistent with the terms of the coverage documents and other information provided to their members, and because of these misrepresentations and practices, a class of members has been injured in that they received benefits of lesser value than the benefits represented to and paid for by such members. Two such proceedings which allege various violations of the Employee Retirement Income Security Act of 1974 ("ERISA") have been filed in Connecticut against the Company or its Connecticut subsidiary. One proceeding was brought by the Connecticut Attorney General on behalf of a purported class of HMO and Point of Service members in Connecticut. No monetary damages are sought, although the suit does seek injunctive relief from the court to preclude the Company from allegedly utilizing arbitrary coverage guidelines, making late payments to providers or members, denying coverage for medically necessary prescription drugs and misrepresenting or failing to disclose essential information to enrollees. The complaint contends that these alleged policies and practices are a violation of ERISA. A second proceeding, brought on behalf of a purported class of HMO and Point of Service members in Connecticut and elsewhere, seeks injunctive relief to preclude the Company from allegedly making coverage decisions relating to medical necessity without complying with the express terms of the policy documents, and unspecified monetary damages (both compensatory and punitive).

In addition, the Company's Connecticut subsidiary is a defendant in three class action lawsuits brought on behalf of professional providers in Connecticut. The suits allege that the Connecticut subsidiary has breached its contracts by, among other things, failing to pay for services in accordance with the terms of the contracts. The suits also allege violations of the Connecticut Unfair Trade Practices Act, breach of the implied duty of good faith and fair dealing, negligent misrepresentation and unjust enrichment. Two of the suits seek injunctive relief and monetary damages (both compensatory and punitive). The third suit, brought by the Connecticut State Medical Society, seeks injunctive relief only.

The Company intends to vigorously defend these proceedings. All of the proceedings are in the early stages of litigation, and their ultimate outcomes cannot presently be determined.

Following the purchase of Blue Cross and Blue Shield of Maine ("BCBS-ME"), appeals were filed by two parties that intervened in the administrative proceedings before Maine's Superintendent of Insurance (the "Superintendent"), challenging the Superintendent's decision approving the conversion of BCBS-ME to a stock insurer, which was a required step before the acquisition. In one appeal, Maine's Attorney General requested the Court to modify the Superintendent's decision, by requiring BCBS-ME to submit an update to the statutorily mandated appraisal of its fair market value and to deposit into the charitable foundation the difference between the net proceeds that have been transferred to the foundation and the final value of BCBS-ME, if greater. In the other appeal, a consumers' group also challenged that portion of the Superintendent's decision regarding the value of BCBS-ME. On December 21, 2001, the Court issued an opinion affirming the decision of the Superintendent of Insurance approving the conversion of BCBS-ME and the subsequent acquisition by Anthem Insurance. The Consumers for Affordable Health Care have appealed this decision to the Maine Supreme Judicial Court. The Attorney General did not appeal the decision, and the appeals time has passed. While the Consumer appeal is still pending, the Company does not believe that the appeal will have a material adverse effect on its consolidated financial position or results of operations.

On March 11, 1998, Anthem Insurance and its Ohio subsidiary, Community Insurance Company ("CIC") were named as defendants in a lawsuit, *Robert Lee Dardinger, Executor of the Estate of Esther Louise Dardinger v. Anthem Blue Cross and Blue Shield, et al.*, filed in the Licking County Court of Common Pleas in Newark, Ohio. The plaintiff sought compensatory damages and unspecified punitive damages in connection with claims alleging wrongful death, bad faith and negligence arising out of the Company's denial of certain claims for medical treatment for Ms. Dardinger. On September 24, 1999, the jury returned a verdict for the plaintiff, awarding $1,350 (actual dollars) for compensatory damages, $2.5 for bad faith in claims handling and appeals processing, $49.0 for punitive damages and unspecified attorneys' fees in an amount to be determined by the court. The court later granted attorneys' fees of $0.8. An appeal of the verdict was filed by the defendants on November 19, 1999. On May 22, 2001, the Ohio Court of Appeals (Fifth District) affirmed the jury award of $1,350 (actual dollars) for breach of contract against CIC, affirmed the award of $2.5 compensatory damages for bad faith in claims handling and appeals processing against CIC, but dismissed the claims and judgments against Anthem Insurance. The court also reversed the award of $49.0 in punitive damages against both Anthem Insurance and CIC, and remanded the question of punitive damages against CIC to the trial court for a new trial. Anthem Insurance and CIC, as well as the plaintiff, appealed certain aspects of the decision of the Ohio Court of Appeals. On October 10, 2001, the Supreme Court of Ohio agreed to hear the plaintiff's appeal, including the question of punitive damages, and denied the cross-appeals of Anthem Insurance and CIC. In December 2001, CIC paid the award of $2.5 compensatory damages for bad faith and $1,350 (actual dollars) for breach of contract, plus accrued interest. The ultimate outcome of the matters that are the subject of the pending appeal cannot be determined at this time.

In addition to the lawsuits described above, the Company is also involved in other pending and threatened litigation of the character incidental to the business transacted, arising out of its insurance and investment operations, and is from time to time involved as a party in various governmental and administrative proceedings. The Company believes that any liability that may result from any one of these actions is unlikely to have a material adverse effect on its consolidated results of operations or financial condition.

Other Contingencies:

The Company, like a number of other Blue Cross and Blue Shield companies, serves as a fiscal intermediary for Medicare Parts A and B. The fiscal intermediaries for these programs receive reimbursement for certain costs and expenditures, which is subject to adjustment upon audit by the federal Centers for Medicare and Medicaid Services, formerly the Health Care Financing Administration. The laws and regulations governing fiscal intermediaries for the Medicare program are complex, subject to interpretation and can expose an intermediary to penalties for non-compliance. Fiscal intermediaries may be subject to criminal fines, civil penalties or other sanctions as a result of such audits or reviews. In the last five years, at least eight Medicare fiscal intermediaries have made payments to settle issues raised by such audits and reviews. These payments have ranged from $0.7 to $51.6, plus a payment by one company of $144.0. While the Company believes it is currently in compliance in all material respects with the regulations governing fiscal intermediaries, there are ongoing reviews by the federal government of the Company's activities under certain of its Medicare fiscal intermediary contracts.

On December 8, 1999, Anthem Health Plans, Inc. ("AHP"), a subsidiary of Anthem Insurance, reached a settlement agreement with the Office of Inspector General ("OIG"), Department of Health and Human Services, in the amount of $41.9, to resolve an investigation into misconduct in the Medicare fiscal intermediary operations of Blue Cross & Blue Shield of Connecticut ("BCBS-CT"), AHP's predecessor. The period investigated was before Anthem Insurance merged with BCBS-CT. The resolution of this case involved no criminal penalties against the Company nor any suspension or exclusion from federal programs. This expense was included in administrative expense in the statement of consolidated income for the year ended December 31, 1999.

AdminaStar Federal, Inc. ("AdminaStar"), a subsidiary of Anthem Insurance, has received several subpoenas from the OIG and the U.S. Department of Justice, one seeking documents and information concerning its responsibilities as a Medicare Part B contractor in its Kentucky office, and the others requesting certain financial records and information of AdminaStar and Anthem Insurance related to the Company's Medicare fiscal intermediary (Part A) and carrier (Part B) operations. The Company has made certain disclosures to the government relating to its Medicare Part B operations in Kentucky. The Company was advised by the government that, in conjunction with its ongoing review of these matters, the government has also been reviewing separate allegations made by individuals against AdminaStar, which are included within the same timeframe and involve issues arising from the same nucleus of operative facts as the government's ongoing review. The Company is not in a position to predict either the ultimate outcome of these reviews or the extent of any potential exposure should claims be made against the Company. However, the Company believes any fines or penalties that may arise from these reviews would not have a material adverse effect on the consolidated financial condition of the Company.

As a Blue Cross Blue Shield Association licensee, the Company participates in the Federal Employee Program ("FEP"), a nationwide contract with the Federal Office of Personnel Management to provide coverage to federal employees and their dependents. On July 11, 2001, the Company received a subpoena from the OIG, Office of Personnel Management, seeking certain financial documents and information, including information concerning intercompany transactions, related to operations in Ohio, Indiana and Kentucky under the FEP contract. The government has advised the Company that, in conjunction with its ongoing review, the government is also reviewing a separate allegation made by an individual against the Company's FEP operations, which is included within the same timeframe and involves issues arising from the same nucleus of operative facts as the government's ongoing review. The Company is currently cooperating with the OIG and the U.S. Department of Justice on these matters. The Company is not in a position to predict either the ultimate outcome of these reviews or the extent of any potential exposure should claims be made against the Company. There can be no assurance that the ultimate outcome of these reviews will not have a material adverse effect on the Company's consolidated results of operations or financial condition.

Anthem Insurance guaranteed certain financial contingencies of its subsidiary, Anthem Alliance Health Insurance Company ("Alliance"), under a contract between Alliance and the United States Department of Defense. Under that contract, Alliance managed and administered the TRICARE Managed Care Support Program for military families from May 1, 1998 through May 31, 2001. There was no call on the guarantee for the period from May 1, 1998 to April 30, 1999 (which period is now "closed"), and the Company does not anticipate a call on the guarantee for the periods beginning May 1, 1999 through May 31, 2001 (which periods remain "open" for possible review by the Department of Defense).

Vulnerability from Concentrations:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investment securities and premiums receivable. All investment securities are managed by professional investment managers within policies authorized by the board of directors. Such policies limit the amounts that may be invested in any one issuer and prescribe certain investee company criteria. Concentrations of credit risk with respect to premiums receivable are limited due to the large number of employer groups that constitute the Company's customer base in the geographic regions in which we conduct business. As of December 31, 2001, there were no significant concentrations of financial instruments in a single investee, industry or geographic location.

18. Segment Information

The Company's principal reportable segments are strategic business units primarily delineated by geographic areas that essentially offer similar insurance products and services. They are managed separately because each geographic region has unique market, regulatory and healthcare delivery characteristics. The geographic regions are: the Midwest region, which operates primarily in Indiana, Kentucky and Ohio; the East region, which operates primarily in Connecticut, New Hampshire and Maine; and the West region, which operates in Colorado and Nevada. BCBS-NH was added to the East region effective with its October 27, 1999 acquisition, while the West region was established following the acquisition of BCBS-CO/NV on November 16, 1999. BCBS-ME is included in the East segment since its acquisition date of June 5, 2000.

In addition to its three principal reportable geographic segments, the Company operates a Specialty segment, which includes business units providing group life and disability insurance benefits, pharmacy benefit management, dental and vision administration services and third party occupational health services. Various ancillary business units (reported with the Other segment) consist primarily of AdminaStar Federal which administers Medicare programs in Indiana, Illinois, Kentucky and Ohio and Anthem Alliance, which provided health care benefits and administration in nine states for the Department of Defense's TRICARE Program for military families. The TRICARE operations were sold on May 31, 2001. The Other segment also includes intersegment revenue and expense eliminations and corporate expenses not allocated to reportable segments.

Through its participation in the Federal Employee Program, Medicare, Medicare at Risk, and TRICARE Program, the Company generated approximately 20%, 22% and 23% of its total consolidated revenues from agencies of the U.S. government for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company defines operating revenues to include premium income, administrative fees and other revenues. Operating revenues are derived from premiums and fees received primarily from the sale and administration of health benefit products. Operating expenses are comprised of benefit and administrative expenses. The Company calculates operating gain or loss as operating revenue less operating expenses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that certain shared administrative expenses for each segment are recognized on a pro rata allocated basis, which in aggregate approximates the consolidated expense. Any difference between the allocated expenses and actual consolidated expense is included in other expenses not allocated to reportable segments. Intersegment sales and expenses are recorded at cost, and eliminated in the consolidated financial statements. The Company evaluates performance of the reportable segments based on operating gain or loss as defined above. The Company evaluates investment income, interest expense, amortization expense and income taxes, and asset and liability details on a consolidated basis as these items are managed in a corporate shared service environment and are not the responsibility of segment operating management.

The following tables present financial data by reportable segment for each of the years ended December 31, 2001, 2000 and 1999:

	Reportable Segments					
	Midwest	East	West	Specialty	Other and Eliminations	Total
2001						
Operating revenue from external customers	**$5,093.0**	**$3,667.3**	**$774.4**	**$182.1**	**$403.5**	**$10,120.3**
Intersegment revenues	**–**	**–**	**–**	**214.0**	**(214.0)**	**–**
Operating gain (loss)	**161.5**	**128.8**	**20.1**	**32.9**	**(23.8)**	**319.5**
Depreciation and amortization	**1.0**	**2.4**	**2.8**	**2.6**	**80.8**	**89.6**

	Reportable Segments					
	Midwest	East	West	Specialty	Other and Eliminations	Total
2000						
Operating revenue from external customers	$4,452.3	$2,921.9	$622.4	$188.8	$358.1	$ 8,543.5
Intersegment revenues	8.2	–	–	143.5	(151.7)	–
Operating gain (loss)	87.8	103.8	2.5	24.9	(34.9)	184.1
Depreciation and amortization	16.9	17.1	8.7	2.1	30.5	75.3

	Reportable Segments					
	Midwest	East	West	Specialty	Other and Eliminations	Total
1999						
Operating revenue from external customers	$3,968.0	$1,598.9	$ 72.7	$145.4	$295.6	$ 6,080.6
Intersegment revenues	7.5	–	–	103.7	(111.2)	–
Operating gain (loss)	36.4	(0.9)	(3.5)	16.2	(19.7)	28.5
Depreciation and amortization	16.6	8.5	0.5	1.4	20.1	47.1

Asset and equity details by reportable segment have not been disclosed, as they are not reported internally by the Company.

A reconciliation of reportable segment operating revenues to the amounts of total revenues included in the consolidated statements of income for 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Reportable segments operating revenues	$10,120.3	$8,543.5	$6,080.6
Net investment income	238.6	201.6	152.0
Net realized gains on investments	60.8	25.9	37.5
Gain on sale of subsidiary operations	25.0	–	–
Total revenues	$10,444.7	$8,771.0	$6,270.1

A reconciliation of reportable segment operating gain to income from continuing operations before income taxes and minority interest included in the consolidated statements of income for 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Reportable segments operating gain	$319.5	$184.1	$ 28.5
Net investment income	238.6	201.6	152.0
Net realized gains on investments	60.8	25.9	37.5
Gain on sale of subsidiary operations	25.0	–	–
Interest expense	(60.2)	(54.7)	(30.4)
Amortization of goodwill and other intangible assets	(31.5)	(27.1)	(12.7)
Endowment of non-profit foundations	–	–	(114.1)
Demutualization expenses	(27.6)	–	–
Income from continuing operations before income taxes and minority interest	$524.6	$329.8	$ 60.8

19. Statutory Information

Statutory-basis capital and surplus of Anthem Insurance amounted to $2,338.7 and $1,907.5 at December 31, 2001 and 2000, respectively. Statutory-basis net income of Anthem Insurance was $406.9, $91.7 and $201.7 for 2001, 2000 and 1999, respectively. Statutory-basis capital and surplus of Anthem Insurance is subject to regulatory restrictions with respect to amounts available for dividends to Anthem.

In 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") which became effective January 1, 2001. Codification resulted in changes to certain accounting practices that Anthem Insurance and its insurance subsidiaries use to prepare statutory-basis financial statements. The impact of these changes was not significant.

20. Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data is as follows:

	For the Quarter Ended			
	March 31	June 30	September 30	December 31
2001 Data				
Total revenues	**$2,560.5**	**$2,558.3**	**$2,663.7**	**$2,662.2**
Operating gain	**59.9**	**73.4**	**79.1**	**107.1**
Net income	**70.6**	**72.4**	**111.5**	**87.7**
Pro forma basic earnings per share	**0.68**	**0.70**	**1.08**	**0.85**
Pro forma diluted earnings per share	**0.68**	**0.70**	**1.07**	**0.85**
Basic and diluted net income per share for the period from November 2, 2001 (date of demutualization and initial public offering) to December 31, 2001	**–**	**–**	**–**	**0.54**
2000 Data				
Total revenues	$1,962.1	$2,104.1	$2,320.0	$2,384.8
Operating gain	32.4	34.2	53.3	64.2
Net income	40.4	49.9	63.5	72.2
Pro forma basic earnings per share	0.39	0.48	0.62	0.70
Pro forma diluted earnings per share	0.39	0.48	0.61	0.70

There were no shares or dilutive securities outstanding prior to the demutualization and initial public offering. For comparative pro forma earnings per share presentation, the weighted average shares outstanding and the effect of dilutive securities for the period from November 2, 2001 to December 31, 2001 was used to calculate pro forma earnings per share for all periods presented.

21. Subsequent Events

Anthem's Board of Directors approved a common stock repurchase program under which management has been authorized to purchase up to $400.0 worth of shares, subject to business and market conditions. Shares may be repurchased in the open market and in negotiated transactions for a period of twelve months beginning February 6, 2002.

On May 30, 2001, Anthem Insurance and Blue Cross and Blue Shield of Kansas ("BCBS-KS") signed a definitive agreement pursuant to which BCBS-KS would become a wholly-owned subsidiary of Anthem Insurance. Under the proposed transaction, BCBS-KS would demutualize and convert to a stock insurance company. The agreement calls for Anthem Insurance to pay $190.0 in exchange for all of the shares of BCBS-KS. On February 11, 2002, the Kansas Insurance Commissioner disapproved the proposed transaction, which had been previously approved by the BCBS-KS policyholders in January 2002. On February 19, 2002, the board of directors of BCBS-KS voted unanimously to appeal the Kansas Insurance Commissioner's decision and BCBS-KS will seek to have the decision overturned in Shawnee County District Court. The Company will join BCBS-KS in the appeal.

Report of Management

The management of Anthem, Inc. (the "Company") is responsible for the preparation, integrity and accuracy of the Company's consolidated financial statements included in this Annual Report. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include some amounts that are based on management's best estimates and judgment. Management has also prepared the other financial information included in this Annual Report, and is responsible for its accuracy and consistency with the audited consolidated financial statements.

Management is responsible for maintaining internal controls, policies, and procedures designed to provide reasonable assurance as to the integrity and reliability of the financial records and protection of assets. At Anthem, we maintain an internal auditing program designed to monitor compliance with policies and procedures and to evaluate the internal control structure.

The consolidated financial statements included in this Annual Report have been audited by the Company's independent auditors, Ernst & Young LLP, in accordance with auditing standards generally accepted in the United States. Their audits include review and tests of the Company's internal controls to the extent they believe necessary to determine and conduct the audit procedures that support their opinion. Also, Ernst & Young LLP has discussed with the Audit Committee accounting principles, estimates and judgments used by management in the preparation of the consolidated financial statements.

The Board of Directors appoints members to the Audit Committee who are neither officers nor employees of the Company. The Audit Committee meets periodically with management, the internal auditors and the independent auditors to review financial reports, internal accounting control evaluations and the scope and results of audit efforts. Both the internal auditors and the independent auditors have full and free access to the Audit Committee, with and without management present.

Larry C. Glasscock
President and
Chief Executive Officer

Michael L. Smith
Executive Vice President and
Chief Financial and Accounting Officer

Report of Independent Auditors

Shareholders and Board of Directors
Anthem, Inc.

We have audited the accompanying consolidated balance sheets of Anthem, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Anthem, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Indianapolis, Indiana
January 28, 2002
except for Note 21, as to which
the date is February 19, 2002

Board of Directors

L. Ben Lytle
Chairman of the Board
Anthem, Inc.

Susan B. Bayh
Distinguished Visiting Professor
College of Business Administration
Butler University

Larry C. Glasscock
President and Chief Executive Officer
Anthem, Inc.

William B. Hart
Chairman
National Trust for Historic
Preservation

Allan B. Hubbard
President
E & A Industries

Victor S. Liss
President, Vice Chairman and
Chief Executive Officer
Trans-Lux Corporation

William G. Mays
President and
Chief Executive Officer
Mays Chemical Company, Inc.

James W. McDowell, Jr.
President
McDowell & Associates

B. LaRae Orullian
Vice Chairperson
Guaranty Bank

Senator Donald W. Riegle, Jr.
Chairman of APCO Government Affairs
APCO Worldwide

William J. Ryan
Chairman, President and Chief Executive Officer
Banknorth Financial Group

George A. Schaefer, Jr.
President and Chief Executive Officer
Fifth Third Bancorp

Dennis J. Sullivan, Jr.
Executive Counselor
Dan Pinger Public Relations



Pictured standing from left to right (front): Larry C. Glasscock and L. Ben Lytle. Left to right (second row): William G. Mays, B. LaRae Orullian, Victor S. Liss and William J. Ryan. Left to right (third row): James W. McDowell, Jr., Susan B. Bayh, Allan B. Hubbard and George A. Schaefer, Jr. Left to right (back row): William B. Hart, Senator Donald W. Riegle, Jr. and Dennis J. Sullivan, Jr.

Board Committees

Audit Committee
Victor S. Liss, Chairman
George A. Schaefer, Jr., Vice Chairman
Allan B. Hubbard
James W. McDowell, Jr.
B. LaRae Orullian
Senator Donald W. Riegle, Jr.

Compensation Committee
William G. Mays, Chairman
William J. Ryan, Vice Chairman
Victor S. Liss
B. LaRae Orullian
Dennis J. Sullivan, Jr.

Executive Committee
L. Ben Lytle, Chairman
Larry C. Glasscock, Vice Chairman
Victor S. Liss
William G. Mays
James W. McDowell, Jr.

Planning Committee
James W. McDowell, Jr., Chairman
Senator Donald W. Riegle, Jr., Vice Chairman
Susan B. Bayh
William B. Hart
L. Ben Lytle
William J. Ryan

Board Governance and Executive Development Committee
L. Ben Lytle, Chairman
Susan B. Bayh, Vice Chairperson
William B. Hart
William G. Mays
George A. Schaefer, Jr.
Dennis J. Sullivan, Jr.

Corporate Officers

Larry C. Glasscock
President and Chief Executive Officer

David R. Frick
Executive Vice President and Chief Legal and Administrative Officer

Samuel R. Nussbaum, M.D.
Executive Vice President and Chief Medical Officer

Michael L. Smith
Executive Vice President and Chief Financial and Accounting Officer

Jane E. Niederberger
Senior Vice President and Chief Information Officer

Tami L. Durle
Vice President Investor Relations

George D. Martin
Vice President and Treasurer

Cynthia S. Miller
Vice President and Chief Actuary

Nancy L. Purcell
Vice President and Corporate Secretary

Principal Operations

Anthem Blue Cross and Blue Shield
East Region
Marjorie W. Dorr
President

Anthem Blue Cross and Blue Shield
Midwest Region
Keith R. Faller
President

Anthem Blue Cross and Blue Shield
West Region
Caroline S. Matthews
Chief Operating Officer

Anthem Blue Cross and Blue Shield
National Accounts
Michael D. Houk
President

Anthem Specialty Business
John M. Murphy
President

Corporate Information

Corporate Headquarters
Anthem, Inc.
120 Monument Circle
Indianapolis, Indiana 46204-4903
www.anthem.com

Account Questions
Our transfer agent, EquiServe, can help you with a variety of shareholder-related services, including:

- Change of address
- Transfer of stock to another person
- Lost stock certificates
- Additional administrative services

Please include your name, address and telephone number with all correspondence, and specify the most convenient time to contact you.

You can call EquiServe toll-free at (888) 299-9628.
Monday – Friday, excluding holidays
9 a.m. – 6 p.m. Eastern Daylight Time

Written correspondence can be sent to:

Anthem Shareholder Services
c/o EquiServe Trust Company, N.A.
P.O. Box 43037
Providence, R.I. 02940-3037

E-mail EquiServe at antheminc@equiserve.com

Investor and Shareholder Information
Shareholders may receive without charge a copy of Anthem's Annual Report on Form 10-K, including financial statements, as filed with the Securities and Exchange Commission. Anthem's annual report to shareholders and other information are also available on Anthem's Investor Relations website at www.anthem.com. To request an annual report to shareholders, Form 10-K or additional information, please choose from one of the following:

Institutional Investors
Anthem, Inc.
Investor Relations Department
120 Monument Circle
Indianapolis, Indiana 46204-4903
(317) 488-6390

Individual Shareholders
Anthem, Inc.
Shareholder Services Department
120 Monument Circle
Indianapolis, IN 46204-4903
(800) 337-8440 (toll-free)
E-mail: shareholder.services@anthem.com

Annual Meeting
The annual meeting of shareholders of Anthem, Inc. will be held at 11 a.m. Indianapolis time, Monday, May 13, 2002, at the Hilbert Circle Theatre, 45 Monument Circle, Indianapolis, Indiana.

Market Price of Common Stock
Anthem, Inc.'s common stock began trading on the New York Stock Exchange on October 30, 2001. The following table shows high and low sales prices for the company's common stock as reported on the New York Stock Exchange Composite Tape for the periods indicated.

	Common Stock Price	
2001	High	Low
First quarter	N/A	N/A
Second quarter	N/A	N/A
Third quarter	N/A	N/A
Fourth quarter (beginning October 30, 2001)	$51.90	$40.35

As of February 27, 2002, the closing price of the common stock was $57.98. On February 27, 2002, there were 201,522 shareholders of record of the common stock.

Dividends
Anthem, Inc. has not to date paid cash dividends and its board of directors does not presently intend to declare any such dividends.

Stock Listing
The company's common stock is traded on the New York Stock Exchange under the symbol ATH.

Anthem®

120 Monument Circle
Indianapolis, Indiana
46204
wwww.anthem.com

